IDEAL POWER INC.

September 17, 2013

VIA EDGAR

Ms. Amanda Ravitz, Assistant Director
Securities and Exchange Commission
Washington, D.C. 20549

Re: Ideal Power Inc.
Registration Statement on Form S-1
Filed August 6, 2013
File No. File No. 333-190414

Dear Ms. Ravitz:

    This letter is in response to your letter dated August 30, 2013 to Ideal Power Inc. (the “Company”) regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”).  For your ease of reference, we have repeated the comments included in your letter immediately above each response.  In conjunction with this letter, the Company is providing amendment number 1 to the Registration Statement (the “Amendment”) for your review.

Prospectus Cover

1.  Please revise the cover page to disclose your relationship with MDB Capital Group.

    We have revised the cover page as you requested.

2.  We note your disclosure that this is a firm commitment offering. Certain of disclosure throughout suggests a different arrangement, however. For example, we note disclosure on page 4 that you will terminate the offering if you fail to raise $10 million, which seems inconsistent with a firm commitment to take or pay for a certain number of shares. Please revise to clarify the underwriting arrangement.

    We have revised the disclosure throughout to make clear that the offering is a firm commitment offering.  Please see the prospectus cover page and pages 5, 6, 8, 20 and 51 of the Amendment.

3.  Please define or remove technical terms and other jargon so that your document can be understood by an investor not in your industry. Examples include “topology,” “utility dispatchable PV,” “reference product,” “PV inverter,” and “distributed storage.” It may also be useful to include a brief introductory explanation of where your product fits into the electric power market. For example, is it a consumer or industrial product? Which types of OEMs might be interested in using your product?

    We revised the disclosure throughout the Amendment, as you requested.  We deleted all references to “topology,” “utility dispatchable PV” and “reference product.”  We revised the disclosure to explain what a “PV inverter” and “distributed storage” are.  We also provided a brief introductory explanation of the industry and where our products fit into the industry.  Please see the discussion titled “About Ideal Power Inc.” at page 1 of the Amendment.

4.  Please provide us support for the market and industry data that you cite in the sections entitled “Our Proprietary Technology” on page 2 and “Our Target Markets” on pages 3 and 4. Clearly mark the material you provide to identify the data you cite in your document, and tell us whether you commissioned any of the data disclosed in your prospectus.

    We have included with this letter documents supporting the market and industry data together with an index that includes each statement for which support is provided and the location of the supporting information.  The Company did not commission any of the data disclosed in the prospectus.

5.  Please provide us support for your statements regarding your leadership throughout the prospectus, such as your statements about leadership in the first and last paragraphs on page 21 of the prospectus.

    We have deleted all references regarding our leadership with the exception of the first sentence in the discussion of our business on page 23 of the Amendment.

Our Proprietary Technology, page 2

6.  Please provide us with support for your claims in the bullet points in this section about best-of-class safety, greater efficiency and greater reliability. In addition, where you provide statistics, please explain what they mean. For example, what does 96% efficiency mean?

    As noted in our response to comment number 4, we have included with this letter documents supporting the market and industry data together with an index that includes each statement for which support is provided and the location of the supporting information.  We have also revised the disclosure as you requested.  Please see pages 3 and 25 of the Amendment.

7.  Please expand the disclosure in the first bullet point on page 3 about “uses below 10kW to over 1MW” to briefly provide examples of the types of uses at the low and high end of the range so that the uses at either end of the range can be understood by an investor not in your industry.

    We have revised the disclosure as you requested.  Please see page 3 of the Amendment.

8.  We note the disclosure in the last sentence of this section about a government grant. Please expand the appropriate section to disclose, if applicable, any rights that the government has to your technology and patents.

    We have revised the disclosure to include information about the rights of the government to our technology and patents.  Please see pages 4, 26 and 27 of the Amendment.

9.  We note the disclosure in the last sentence of this section about developing and commercializing power switches and the disclosure in the second paragraph on page 3 that you are in the process of developing two more reference products. Please expand the sections entitled “Plan of Operation” and “Business” to clearly discuss each step you must take to reach commercialization of your proposed products and your estimated capital needed to achieve each product. For example, you disclose on pages 3 and 24 that the bi-directional insulated gate bipolar transistor is being funded partially by a $2.5 million grant. However, you do not mention the total capital needed to achieve that product or the two other products mentioned on page 24.

    We have revised the disclosure in the “Overview” discussion included in Management’s Discussion and Analysis of Financial Condition and Results of Operations and in the “Business” discussion, as you requested.  Please see pages 27, 28 and 38 of the Amendment.

Our Business Model, page 3

10.  Please expand the disclosure in the fifth sentence of this section to disclose the number of companies that have purchased your products. In addition, explain to us why you chose the customer names you included here. In this respect, please note that we do not consider name recognition to be a sufficient basis for identifying a customer in your disclosure.

    We have revised the disclosure as you requested.  Please see page 4 of the Amendment.

Our Target Markets, page 3

11.  Refer to the first bullet point under this heading. It is not clear why the rapid decline in the cost of solar cells causes growth in the PV inverter market or helps your business. Please revise to clarify.

    We have revised the disclosure as you requested.  Please see page 4 of the Amendment.

12.  Please eliminate disclosure that appears to be marketing. For example, we note the disclosure in this section about “dozens of markets that could benefit” and the “strength of the PPSA value proposition for those markets.”

    We have revised the disclosure throughout the Amendment to eliminate a marketing emphasis.

13.  Please expand the disclosure in the appropriate section of your filing to clarify your relationship with the U.S. Department of Defense and NRG Energy. In this regard, we note that you mention in the third bullet point of this section that the U.S. Department of Defense and NRG Energy are your “partners.”

    We have revised the disclosure to delete the word “partners.”  Our significant relationships are described at page 34 of the Amendment.  We have also included additional information regarding NRG Energy at pages 5 and 33.

Status as an Emerging Growth Company, page 4

14.  Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

    The Company has not entered into any “testing the waters” activities and has not communicated with any potential investors in reliance on Section 5(d) of the Securities Act.  To our knowledge, there have been no research reports about the Company published or distributed in reliance on Section 2(a)(3) of the Securities Act.

Please clarify that despite opting out of Section 102(b)(1) of the JOBS Act, you may still take advantage of all of the other provision of that Act.

    We have revised the disclosure as you requested.  Please see page 6 of the Amendment.

The Offering, page 6

15.  We note that you disclose that you intend to use some proceeds for “existing product development and commercialization,” “protection of [y]our intellectual property” and “general corporate purposes.” However, on page 57 you state that you intend to use some proceeds for the “development of existing products, including product and equipment purchases,” “patent filings and the protection of intellectual property” and “working capital and general corporate purposes.” Please reconcile.

    We have reconciled the disclosure as you requested.  Please see pages 8, 38 and 65 of the Amendment.

To date we have had a limited number of customers, page 10

16.  Please expand the disclosure in this risk factor to quantify the percentage of your net revenues in the fiscal year ended December 31, 2012 from the Department of Energy and Lockheed Martin, respectively. Also, expand the disclosure to quantify the percentage of your net revenues in the fiscal year ended December 31, 2011 from Lockheed Martin and Meridian Solar, respectively.

    We have revised the disclosure as you requested.  Please see page 12 of the Amendment.

17.  If your revenues in the last two years from Lockheed Martin were received in connection with your agreements entered into in 2009 and you do not expect any additional revenues from these agreements, expand the disclosure in this risk factor and in your section entitled “Plan of Operation” to discuss the lack of future revenues from agreements with Lockheed Martin. In this regard, we note the disclosure in the last paragraph on page 28 about your agreements with Lockheed Martin.

    We have revised the disclosure as you requested.  Please see pages 12 and 41 of the Amendment.

18.  If your grant revenues from the Department of Energy in the fiscal year ended December 31, 2012 and in the quarter ended March 31, 2013 represent substantially all of your revenues that you expect to receive from the grants from that agency mentioned in the third paragraph on page 29, expand the disclosure in this risk factor and in your section entitled “Plan of Operation” to discuss the lack of future revenues from those two grants from that agency.

    We will continue to receive funds under the ARPA-E grant.  Please see pages 34 and 39 of the Amendment.

We have not devoted significant resources toward the marketing and sale, page 11

19.  Please expand the disclosure in the appropriate section of your filing to discuss the material terms of your strategic marketing and distribution agreements mentioned in this risk factor.

    We have not entered into any strategic marketing or material distribution agreements at this time.  We have revised the risk factor to clarify this.  Please see page 13 of the Amendment.

Business Strategy, page 23

20.  Since you do not appear to have sold any 30kW hybrid converters, 30kW micro-grid converters and bidirectional insulated gate transistors, please revise throughout to remove claims about the characteristics of these product or their benefits, or revise to indicate that they represent management's belief. Examples include the disclosure on page 24 about “charging systems with greater energy and cost efficiency,” the disclosure in Figure 5 on page 24 of the incremental benefits of BD-IGBT implementation, the disclosure on page 27 about a “lower cost, more efficient integrated solution” and the disclosure on page 28 about the product “should perform at lower cost and higher efficiency.”

    We have revised the disclosure throughout the discussion of the business, as you requested.

Intellectual Property, page 24

21.  We note the reference in this section to a “proven ideation process.” Please provide us support for your statement about a “proven” process. Also, please briefly explain the phrase “ideation process.”

    We have revised the disclosure in this section to delete this phrase.

22.  Please disclose the duration of your material patents.

    We have revised the disclosure to include this information.  Please see page 29 of the Amendment.

Revenue Recognition, page 33

23.  We note that you have been awarded two significant grants from the U.S. Department of Energy and have received approximately $1.0 million in revenue to fund long-term research and next generation product development. Please revise to describe how you recognize revenue from grants. Describe how the revenue is earned and how you determine the timing for revenue recognition.

    We have revised the disclosure as you requested.  Please see page 39.

24.  As a related matter, please clarify if the grants are for the reimbursement of costs and how you determined that grants are appropriately classified as revenue rather than netted against related expenses incurred. Please also clarify where you record expenses related to grant revenue in the statement of operations. We reference your disclosure on page F-7 that government grants are agreements that generally provide the company with cost reimbursement for certain type of research and development activities over a contractually defined period.

    Our historic policy has been to recognize monies received from government research grants as a component of revenue in our statement of operations.  We believe that one of our important business strategies is to build governmental awareness of our solutions that may reduce dependence on fossil fuel and improve grid resiliency.  Performance of research and development activities under government grants represents a core strategy to the growth of our operations.  Throughout our history, we have been able to supplement our research with U.S. government grants, including approximately $1.2 million in grant funds that remain available at June 30, 2013.

    U.S. GAAP provides limited guidance on the accounting for government grants by for-profit companies.  IAS 20 recognizes that there are two broad approaches for accounting for government grants: the income approach or the capital approach.  We have assessed the nature of the grants and have determined to recognize grant receipts under the income approach, classifying the proceeds as revenue, as that best represents the economics of the arrangements.  In following this policy, we adhere to the guidance of Statement of Financial Concepts No. 6, Elements of Financial Statements, paragraphs 78 — 79 (“CON 6”).  Performing research and development activities under government grants has historically represented a major and central aspect of the Company’s ongoing operations as defined by CON 6 and therefore grant funds have been consistently recorded as revenue.

    Expenses related to grant revenue are expensed under cost of revenues.

Stock-Based Compensation, page 33

25.  Please revise to disclose how you determined each of the assumptions required in valuing stock options. In discussing how you determined the fair value of your common stock, disclose the following:

•	The aggregate intrinsic value of all outstanding options based on the midpoint of the estimated IPO price range. Please make sure to use the pre-reverse stock split IPO price.

•	Discuss the significant factors, assumptions and methodologies used in determining fair value for those options granted during the twelve months prior to the date of the most recent balance sheet.

•
Discuss each significant factor contributing to the difference between the fair value as of the date of grant and the estimated IPO price for options granted during the twelve months prior to the date of the most recent balance sheet.

•	Disclose the valuation method used and the reasons why you choose that method.

    We have revised the disclosure as you requested.  Please note that the common stock will be sold at $5.00 per share, so there is no mid-point.  Furthermore, there were no option grants made during the 12 months prior to June 30, 2013.  We used the Black Scholes pricing model, which we believe is the most commonly used valuation method, to determine the estimated fair value of our stock options.  Please see page 40 of the Amendment.

26.  Please also revise to include disclosure about how you value common stock issued for services and common stock warrants issued for consulting services.

    We have revised the disclosure as you requested.  Please see page 40 of the Amendment.

Convertible Promissory Notes and Warrants, page 34

27.  Please revise to disclose the significant assumptions used to value warrants issued in connection with debt arrangements, including how you determined the estimated fair value of your common stock used in the valuation.

    We have revised the disclosure as you requested.  As we noted in our response to comment 25, we used the Black Scholes pricing model to determine the estimated fair value of our common stock.  The assumptions used for the model were the same as the assumptions used to value the stock options.  Please see page 40 of the Amendment.

Results of Operations, page 34

28.  Please revise to discuss the reasons for the significant increase in grant revenue in fiscal 2012. Please also further discuss the significant decline in contract revenues from Lockheed Martin in fiscal 2012.

    We have revised the disclosure as you requested.  Please see pages 41 and 42 of the Amendment.

29.  Please revise to discuss why general and administrative expense increased from the three months ended March 31, 2012 to March 31, 2013. Please also further discuss the reason for the significant increase in general and administrative expenses for fiscal 2012 compared to 2011 and clarify the nature of the significant increase in business consulting and legal services.

    We have revised the disclosure as you requested.  Please see pages 41 and 42 of the Amendment.

Capitalization, page 57

30.  Please provide us the adjustments used to determine the “as adjusted for the effect of the reverse split, debt conversion and issuance of shares to directors” in the Capitalization table on page 58. In addition, provide a reconciliation of the “as adjusted” amounts in the table to the amounts in the balance sheets on page F-1.

    Column 3 of the capitalization table takes into consideration the following:  (i) $3,601,212 in convertible debt and (ii) common stock with a value of $87,497 to be issued to our directors for services provided to us.  $1,740 is included as common stock at $0.001 par value and the remainder is included in paid-in-capital.  Included in the promissory note issued to our legal counsel is $93,074 in third quarter legal expense that has not been accrued.  This additional cost is charged to accumulated deficit in total stockholders equity.

    Column 4 takes into consideration the net proceeds of our offering of 2,500,000 shares of common stock having a par value of $0.001 per share.  We estimate the net proceeds will be $10,467,000.  $2,500 is included as common stock at $0.001 par value and the remainder of $10,464,500 is included in paid-in-capital.  As noted above, additional legal expense of $93,074 accrued after June 30, 2013 has been incorporated into the last two columns of the capitalization table.

Dilution, page 59

31.  Please revise to disclose how the data in the table on page 59 would change assuming the exercise of all warrants and options.

    We have revised the disclosure as you requested.  Please see page 67 of the Amendment.

Financial Statements

32.  Please update the financial statements when required by Rule 8-08 of Regulation S-X.
Condensed Financial Statements for the three months ended March 30, 2013

    We have included the interim financial statements for the six months ended June 30, 2013, as required by Rule 8-08 of Regulation S-X.

Condensed Balance Sheets, page F-1

33.  Please revise to separately identify outstanding debt that is convertible.

    We have revised the balance sheet as you requested.  Please see page F-1 of the Amendment.

Condensed Statement of Operations, page F-2

34.  Please revise to disclose the pro forma net loss per share assuming the reverse stock split that you will effect after the effectiveness of the registration statement.

    We have revised the statement of operations as you requested.  Please see page F-2 of the Amendment.

Note 6. Patents, page F-10

35.  We reference the disclosure that you have capitalized $426,000 for costs related to patents that have not been awarded. Please tell us the nature of the costs capitalized as patent assets. In addition, please tell us the basis in U.S. GAAP for capitalizing costs to obtain patents. We reference FASB ASC 350-30 which states that the costs of internally developing other intangible assets, such as those that are specifically identifiable, are expensed as incurred, unless other specific guidance calls for capitalization of those costs.

    The costs that are capitalized are third party legal costs and filing fees associated with obtaining patents on our new inventions.  We believe the costs capitalized have future value.  Because the costs we capitalize have future value, they are capitalized under the guidance of Statement of Financial Accounting Concepts, Number 5, Recognition and Measurement in Financial Statements of Business Enterprises.  In accordance with FASB ASC 350-30, none of the internal costs of internally developing the patents have been capitalized.

Note 9. Common and Preferred Stock, page F-14

36.  Please explain to us the basis in U.S. GAAP for your accounting for the 29,680 shares of common stock for services that have not been issued. If the services have been performed, explain to us why the related expense is not recorded within net loss on the statement of operations.

    We have revised the disclosure in note 9 to reflect that the service was expensed as performed.  The 29,680 shares valued at $43,333 were recognized as a cost and expensed in Operating Expenses – General and Administrative, and more specifically under Stock Compensation Expense.  The footnote has been changed accordingly.  As of June 30, 2013 that number increased to 59,930 shares for a total expense of $87,497.  Note that the 59,930 shares are pre-split shares; the number of shares after giving effect to the one-for-2.381 reverse split is 25,170 shares.

37.  As a related matter, revise to disclose how you determined the fair value of common stock to be issued in connection with services rendered of $43,333.

    We have revised note 9 to the financial statements for June 30, 2013 as you requested.  Please see page F-14.

Exhibit 23.1. Consent of Independent Registered Public Accounting Firm

38.  To the extent there is a delay in requesting effectiveness of your registration statement, or there is any change, other than typographical, made to the financial statements, or there have been intervening events since the prior filing that are material to the company, please provide a currently dated and signed consent from your independent accountant with your next amendment.

    We have included a currently dated and signed consent from our independent accountant, as you requested.

In responding to your comments, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    We hope that this letter has adequately addressed your comments.  If you have additional comments or questions, please contact Kevin Friedmann, Esq. via e-mail at kfriedmann@richardsonpatel.com or by telephone at (212) 561-5559.

Very truly yours,

IDEAL POWER INC.

By:/s/ Paul Bundschuh
     Paul Bundschuh
     Chief Executive Officer

IDEAL POWER INC.
SUPPORTING DOCUMENTATION INDEX
TO RESPONSE TO
SECURITIES AND EXCHANGE COMMISSION (“SEC”) COMMENT LETTER

Re:	Ideal Power Inc. (the “Company”) Registration Statement on Form S-1 Filed August 6, 2013 File No. 333-190414

This information is provided in response to certain comments contained in the SEC staff’s letter to the Company, dated August 30, 2013 (the “Comment Letter”), concerning the above referenced registration statement (the “Original S-1”), which request additional support for certain statements in the  Original S-1. The table below cites the name and reference number of the document(s) that provide(s) support for the applicable statement in the Company’s Original S-1. For convenience of reference, (i) the comments from the Comment Letter requesting additional support are repeated below and the number beside each comment corresponds to the comment number in the Comment Letter and (ii) each reference number cited below corresponds to the document number within the attached PDF entitled “Supporting Documentation.”

SEC Comment	S-1 Page #	S-1 Statement	Supporting Documentation
Located in Prospectus Summary
4. Please provide us support for the market and industry data that you cite in the sections entitled “Our Proprietary Technology” on page 2 and “Our Target Markets” on page 3 and 4. Clearly mark the material you provide to identify the data you cite in your document, and tell us whether you commissioned any of the data disclosed in your prospectus.	2
The applicable disclosure from the Original S-1 has been revised to read as follows:

For example, Power One (one of the leaders in the power conversion space) currently offers a 27.6kW conventional transformer-less inverter that weighs 168 lbs., for a power-to-weight ratio of approximately 164 Watts/lbs.  Conventional transformer-less inverters do not provide isolation; one of the key benefits they provide over traditional inverters is that they are smaller.
			Reference #1: Power One datasheet for Trio-27.6-TL.

3
The applicable disclosure from the Original S-1 has been revised to read as follows:

PV inverter market:  The PV inverter market is already large and still growing; industry analysts estimate it at $7.1 billion in 2012, with growth in the installed base from 30 GW in 2012 to over 58 GW in 2017 (a CAGR of 13.8%). Due to the oversupply of PV modules, both module costs and installed PV system costs have declined sharply in the past few years.  The decline in PV installation costs has increased demand for a number of installations and for other system components such as PV inverters. The declining system costs and increasing volume of PV installations have also reduced the need for government subsidies and incentive programs, and have prompted many countries to reduce or end their incentive programs faster than originally planned.  In a growing number of applications and regions, PV is cost-effective with conventional generation without subsidies.  This is particularly true for distributed power generation systems whose owners will consume the electricity they generate.  In this case the demand for distributed PV is not only to reduce costs, but also to secure more independence from the power grid.

Reference #2: IHS Inc. (April 2013). PV Inverter Revenue Expands to $7 Billion in 2012, as Asia Arises as Growth Driver [Press release].

Reference #3: ABB Global PV Inverter Market (April 2013). Source: IMS PV Inverter Report, March 2013.

Reference #4: IHS (May 2013), “The Role of Energy Storage in the PV Industry: 2013 Edition,” pp. 21-23.

4
Our 30kW PV inverter weighs 97 pounds compared to 1200 pounds for a typical transformer-based PV inverter.  It also weighs about half as much as typical transformer-less PV inverters, which do not provide isolation and therefore need additional safeguards to meet US regulatory guidelines.  This reduced weight means that our 30kW PV inverter can be manufactured at lower costs as compared with our competition and it also means that it is cheaper to ship and install.
Reference #5: Comparison of PV inverter products. Reference #6: Advanced Energy datasheet for AE35TX. Reference #1: Power One datasheet for Trio-27.6-TL.
4
Distributed grid energy storage market:  This market is also growing extremely fast; industry analysts estimate that the North American market will grow from 1.4 MW of PV systems with integrated storage in 2012 to 900 MW in 2017, a CAGR of 264%.
Reference #7: IHS (May 2013), “The Role of Energy Storage in the PV Industry: 2013 Edition,” p. 65.

4
The applicable disclosure from the Original S-1 has been revised to read as follows:

Electrified vehicle DC charging market:  The DC charging market is sometimes called the fast-charging market, as it can reduce charge time for a standard electric vehicle from 8 hours to 30 minutes.  This market is growing quickly, spurred on by EV manufacturers such as Tesla and Nissan; industry analysts estimate that EV DC or fast charger shipments will grow from 9,000 in 2012 to 98,000 in 2020
Reference #8: DC Fast Charging Equipment for Electric Vehicles, Navigant Research (2013).

Comment	S-1 Page #	S-1 Statement	Supporting Documentation
5. Please provide us support for your statements regarding your leadership throughout the prospectus, such as your statements about leadership in the first and last paragraphs on page 21 of the prospectus.	22
The applicable disclosure from the Original S-1 has been revised to read as follows:

We believe we are a leader in the development of an innovative electronic power conversion technology called Power Packet Switching Architecture (PPSA), based on our 19 issued United States patents related to this technology.
Please see page 29 of Amendment No. 1 to the Original S-1 for a table of issued patents.

Comment	S-1 Page #	S-1 Statement	Supporting Documentation
Located in Proprietary Technology
6. Please provide us with support for your claims in the bullet points in this section about best-of-class safety, greater efficiency and greater reliability. In addition, where you provide statistics, please explain what they mean. For example, what does 96% efficiency mean?	2
The applicable disclosure from the Original S-1 has been revised to read as follows:

Best-of-class safety without significant additional safeguards.  The PPSA process provides electrical isolation between the input and the output without a transformer.  This isolation means that PPSA systems can be grounded, so they achieve the same safety benefit as transformer-based inverters.  Conventional transformer-less PV inverters generally cannot be grounded, and therefore must use other safeguards, increasing system expense.  Note that it is only in the PV inverter space that we believe transformer-less inverters are even viable; in our other target markets (grid-storage battery converters and electrified vehicle DC charging), we believe that isolation will be a requirement.  PPSA can provide this isolation without the size, weight, cost, and efficiency loss of using a transformer.
Reference #9: Power Electronics (October 2012), New Topology Cuts Size, Improves Performance of PV Inverters.
2
The applicable disclosure from the Original S-1 has been revised to read as follows:

Greater efficiency.  Efficiency is the measure of power out of the inverter as a percentage of the power into the inverter.  Thus, high efficiency PV inverters use less power in the conversion process and supply more power for use.   Our PPSA PV inverter was tested for efficiency by Intertek, a leading Nationally Recognized Testing Laboratory.  Intertek’s results showed that our initial PV inverter product has a power conversion efficiency, defined as output power divided by input power, of 96.5% during normal operation.  This ranks among the highest efficiencies of any PV inverter providing electrical isolation, based on published results from the California Energy Commission.  In several of our emerging markets, such as electrified vehicle DC charging and grid-storage battery conversion, competing systems may have power conversion losses twice as high as our PPSA products.

Reference #10: California Energy Commission (CEC) Efficiency Test Results, Intertek Testing Services (May 2012).

Reference #11:
CEC website of approved PV inverters including CEC-weighted efficiency measurements
http://www.gosolarcalifornia.ca.gov/equipment/inverters.php

Reference #12:
SMA SunnyIsland Battery Converter 94% CEC–weighted efficiency

Reference #13:
Nissan EV DC charger datasheet >90% efficiency

3
The applicable disclosure from the Original S-1 has been revised to read as follows:

Greater reliability.  Because PPSA uses no electrolytic capacitors, it eliminates that critical point of failure of conventional systems.  We believe this and other design features will lead to increased product robustness and reliability.  We are working with Intertek to subject our products with industry standard reliability tests.  These tests are partly funded by the U.S. Navy.
Reference #14: U.S. Navy purchase order to fund third party reliability testing in order to prove superior robustness and reliability of PPSA.

Reference # 1

power-one® Renewable Energy Solutions

AURORA®

AURORA® TRIO

TRIO-20.0-TL
TRIO-27.6-TL

GENERAL SPECIFICATIONS OUTDOOR MODELS

Introducing the latest innovation from the world-wide leader in three-phase string inverters, the TRIO-20.0-TL and TRIO-27.6-TL. The TRIO is a powerful, flexible and dependable three phase string inverter with innovative features to lower system LCOE and improve ROI on commercial solar installations.

The first 1000Vdc string inverter certified to UL1741, a commercial PV system using a TRIO based modular architecture can reduce BOS costs by as much as 40%. With two independent MPP trackers and peak efficiency ratings of 98.3%, these inverters offer superior energy harvest. Employing fan-less convection cooling and no electrolytic capacitors, TRIO is designed for long service life. Equipped with integrated Modbus and utility interactive controls including adjustable power factor and curtailment, these inverters provide the monitoring and controls features required in today's commercial solar installations.

AURORA
TRIO

Features

- Maximize energy production with 97.5% CEC efficiency and industry leading MPPT algorithm
- Fully utilize available roof space and maximize harvest with dual independent MPP trackers
- Wall mountable design and 1000Vdc input voltage lower installation costs
- Wide DC input voltage and operating temperature range enable greater PV array design flexibility
- Improve system uptime and eliminate single point of failure with a modular design using TRIO
- Utility interactive control features and Modbus protocol integrates with monitoring and control systems
- Design uses natural convection cooling and no electrolytic capacitors for segment leading reliability
- Standard 10 year warranty

AURORA TRIO 1

BLOCK DIAGRAM OF TRIO-20.0/27.6-TL-OUTD-US

-S VERSION
-S1/-S1A/-S1B VERSION
MPPT 1 (DC/DC)
MPPT 2 (DC/DC)
BULK CAPS
INVERTER (DC/AC)
LINE FILTER
GRID PARALLEL RELAY
-S /S1 VERSION
-S1A VERSION
-S1B VERSION
DC/DC DSP CONTR.
DC/AC DSP CONTR.
μP
CONTROL CIRCUIT
AURORA
1
2
1 INVERTER
2 WIRING BOX
SERVICE
MODBUS
REMOTE ON/OFF
ALARM
ON/OFF EXT
GRID STANDARD SETTING
SERVICE OR NORMAL
MODBUS
SERVICE
AN 1
AN 2
IN MODE
WIRING BOX CIRCUIT
* an expansion slot for future implementation of new communication systems is available

Block Diagram and Efficiency Curves

TRIO-20.0-TL-OUTD-US

Efficiency, %
% of Rated Output Power
450 Vdc
700 Vdc
800 Vdc

TRIO-27.6-TL-OUTD-US

Efficiency, %
% of Rated Output Power
520 Vdc
715 Vdc
800 Vdc

2 AURORA TRIO

TECHNICAL DATA	VALUES	TRIO-20.0-TL-OUTD-US	TRIO-27.6-TL-OUTD-US
Nominal Output Power	W	20000	27600
Maximum Output Power	W	22000*	30000*
Rated Grid AC Voltage	V	480	480
Input Side (DC)			
Number of Independent MPPT Channels		2	2
Maximum Usable Power for Each MPPT Channel	W	12000	16000
Absolute Maximum Voltage (Vmax)	V	1000	1000
Start- Up Voltage (Vstart)	V	360 (adj. 250-500)	360 (adj. 250-500)
Full Power MPPT Voltage Range	V	450-800	520-800
Operating MPPT Voltage Range	V	200-950	200-950
Maximum Usable Current per MPPT Channel	A	25.0	30.9
Maximum Short Circuit Current Limit per MPPT Channel	A	30.0	36.0
Number of Wire Landing Terminals per MPPT Channel		-S version: 2; -S1, -S1A, -S1B version: 8	-S version: 2; -S1, -S1A, -S1B version: 4
Array Wiring Termination Type		-S version: Terminal Block, Screw Terminal, Copper Only 12AWG-2AWG	-S version: Terminal Block, Screw Terminal, Copper Only 12AWG-2AWG
Output Side (AC)			
Grid Connection Type		3Ø/3W or 4W+Ground	3Ø/3W or 4W+Ground
Default Voltage Range	V	422-528	422-528
Nominal Grid Frequency	Hz	60	60
Adjustable Grid Frequency Range	Hz	57-63	57-63
Maximum Current (Iac max)/phase	A_{RMS}	27.0	36.0
Power Factor		> 0.995 (adj. ± 0.8, or ± 0.9 for active power >20kW)	> 0.995 (adj. ± 0.8, or ± 0.9 for active power >27.6kW)
Total Harmonic Distortion At Rated Power	%	<3	<3
Grid Wiring Termination Type		Pass-through Terminal. Tension clamp. Copper 8AWG-4AWG	Pass-through Terminal. Tension clamp. Copper 6AWG-4AWG
Protection Devices			
Input			
Reverse Polarity Protection		Yes. Passive inverter protection only. **	
Supplementary Over-Voltage Protection Type For Each MPPT		-S1, -S1A, -S1B version: Plug-in Class II Modular Surge Arrestor	
PV Array Ground Fault Detection		Meets UL1741/NEC 690.5 requirements	
Output			
Anti-Islanding Protection		Meets UL1741/IEEE1547 requirements	Meets UL1741/IEEE1547 requirements
Supplementary Over-Voltage Protection Type		-S1A version: Plug-in Class II Modular Surge Arrestor	
Efficiency			
Maximum Efficiency	%	98.2	98.2
CEC Efficiency	%	97.5	97.5
Operating Parameters			
Feed-In Power Threshold	W_{RMS}	65	70
Communication			
User-Interface (Display)		5.5" x 1.25" Graphic Display	
Standard Integrated Monitoring Cards		(1) RS485 Connection, Can be configured for Aurora Protocol or Modbus RTU. Support for optional monitoring expansion cards.	
Optional Remote Monitoring Logger		AURORA Logger Commercial (optional)	
Environmental			
Ambient Air Operating Temperature Range	F(°C)	-22 to +140 (-30 to +60) Derating above +113 (45)	
Ambient Air Storage Temperature Range	F(°C)	-40 to +185 (-40 to +85)	-40 to +185 (-40 to +85)
Relative Humidity	%RH	0-100 condensing	0-100 condensing
Acoustic Noise Emission Level	db (A) @1m	<50	<50
Maximum Operating Altitude without Derating	ft(m)	6560 (2000)	6560 (2000)
Mechanical Specifications			
Enclosure rating		NEMA 4X	NEMA 4X
Cooling		Natural Convection	Natural Convection
Dimensions (H x W x D)	in/mm	41.7 x 27.6 x 11.5/ 1061 x 702 x 292	41.7 x 27.6 x 11.5/ 1061 x 702 x 292
Unit Weight	lbs(kg)	157 (71)	168 (76)
Conduit Connections		Bottom: (2) 1" plugged openings with 1, 1-1/2" EKO, (2) ½" plugged openings, (1) 1" plugged opening	
Mounting System		Wall Bracket	Wall Bracket
Optional AC Fused Disconnect Current Rating (Per Contact)	A	35	45
Safety			
Isolation Level		Transformerless Floating Array	Transformerless Floating Array
Safety and EMC Standard		UL 1741, IEEE 1547, IEEE1547.1, CSA C22.2 107.1-01-2001, FCC Part 15 Sub-part B Class B Limits	
Safety Approval		cCSAus	cCSAus
Warranty			
Standard Warranty	Years	10	10
Extended Warranty	Years	15 & 20	15 & 20
Available Models			
Standard with DC Switch		TRIO-20.0-TL-OUTD-S-US-480	TRIO-27.6-TL-OUTD-S-US-480
With DC Switch, DC Fuses and DC Surge Protection		TRIO-20.0-TL-OUTD-S1-US-480	TRIO-27.6-TL-OUTD-S1-US-480
With DC Switch, DC Fuses, DC Surge Protection and AC Surge Protection		TRIO-20.0-TL-OUTD-S1A-US-480	TRIO-27.6-TL-OUTD-S1A-US-480
With DC Switch, DC Fuses, DC Surge Protection and AC Fused Disconnect		TRIO-20.0-TL-OUTD-S1B-US-480	TRIO-27.6-TL-OUTD-S1B-US-480

*Capability enabled within maximum input current, maximum input power, maximum output current and ambient operating temperature limits.

** In -S1, -S1A and -S1B models, the string polarity must be verified before connection. Please refer to installation manual for the correct installation procedure.

AURORA TRIO 3

Ver. 2012-03.3-NA - All products are subject to technical improvements without notice .

www.power-one.com

Power-One Renewable Energy Worldwide Sales Offices

Country	Name/Region	Telephone	Email
Australia	Asia Pacific	+61 2 9735 3111	sales.australia@power-one.com
China (Shenzhen)	Asia Pacific	+86 755 2988 5888	sales.china@power-one.com
China (Shanghai)	Asia Pacific	+86 21 5505 6907	sales.china@power-one.com
India	Asia Pacific	+65 6896 3363	sales.india@power-one.com
Singapore	Asia Pacific	+65 6896 3363	sales.singapore@power-one.com
Belgium / The Netherlands / Luxembourg	Europe	+32 2 206 0338	sales.belgium@power-one.com
France	Europe	+33 (0) 141 796 140	sales.france@power-one.com
Germany	Europe	+49 7641 955 2020	sales.germany@power-one.com
Italy	Europe	00 800 00287672 Opt. n°5	sales.italy@power-one.com
Spain	Europe	+34 91 879 88 54	sales.spain@power-one.com
United Kingdom	Europe	+44 1903 823 323	sales.UK@power-one.com
Dubai	Middle East	+971 50 100 4142	sales.dubai@power-one.com
Canada	North America	+1 877 261-1374	sales.canada@power-one.com
USA East	North America	+1 877 261-1374	sales.usaeast@power-one.com
USA Central	North America	+1 877 261-1374	sales.usacentral@power-one.com
USA West	North America	+1 877 261-1374	sales.usawest@power-one.com

4 AURORA TRIO

7/26/13 IMS Research - PV Inverter Revenue Expands to $7 Billion in 2012, as Asia Arises as Growth Driver

Reference # 2

IHS Electronics & Media

IHS

et trends IMS Research is a trusted supplier of market research to over 2,500 global clients The deep coverage and unbiased view IMS R

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Press Releases

PV Inverter Revenue Expands to $7 Billion in 2012, as Asia Arises as Growth Driver
Date: 17 April 2013

Energized by a surge of shipments in Asia, the global photovoltaic (PV) inverter market in 2012 bucked weak worldwide solar industry conditions to expand by 5 percent and break the $7 billion level for the first time.

Global PV inverter market revenue last year rose to $7.1 billion, up from $6.7 billion in 2011, according to the latest PV inverter market report from IMS Research, now part of IHS Inc. (NYSE: IHS), as presented in the attached figure.

"Despite lower PV installation growth and rapid price declines, inverter sales have managed to generate growth, all be it at just low single-digit levels—a notable achievement amid such weak market conditions in the solar market," said Sam Wilkinson, PV inverter research manager for IHS. "Growth was driven by a strong increase in sales in Asia in the fourth quarter, which managed to offset a sequential decline of more than 20 percent in the Europe/Middle East/Africa region (EMEA). This helped to drive annual shipments to 31 gigawatts (GW) in 2012, up from 27 GW in 2011."

Revenue growth was somewhat restrained by intense price competition and a shift toward more sales in lower-price markets such as China, India and Eastern Europe. These regions tend to prefer larger inverters that have lower prices, driving a significant decline in average blended pricing and resulting in much more modest revenue growth for the year.

Asia drives 2012 growth

Asia was the only major region whose PV inverter revenue grew sequentially in the final quarter of 2012. Quarterly shipments in this region jumped by almost 1 GW, expanding annual shipments by 63 percent compared to the same time in 2011.

This strong growth was caused largely by China and Japan, both of which enjoyed record shipment levels in the fourth quarter.

"China and Japan are expected to account for a growing share of global demand, but these markets are notoriously difficult for non-domestic suppliers," Wilkinson said. "Developing successful strategic partnerships and obtaining local certifications for products will be critical steps required for suppliers to succeed in penetrating these markets."

Demand for PV inverters in Asia will expand by more than 60 percent again in 2013, IHS predicts.

European suppliers slip

The PV inverter industry in 2012 continued to be dominated by European and U.S. suppliers. However, IHS analysis shows that this landscape is changing rapidly.

With the market shifting to Asia, the position of European suppliers slipped in 2012. The combined market share of the three largest European suppliers fell dramatically, declining to less than 30 percent in the fourth quarter of the year,

Related Reports

PV Inverters - World – Q1'13 Premium Update

The World Market for Photovoltaic Inverters – 2013 Edition

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7/26/13 IMS Research - PV Inverter Revenue Expands to $7 Billion in 2012, as Asia Arises as Growth Driver

down from almost 50 percent in the first quarter.

Top 3 suppliers unchanged, but leaders' market share dips in 2012

For the second year running, SMA of Germany; California-based Power-One; and Kaco, also of Germany, were the world's three largest PV inverter suppliers. However, these suppliers' absence from the fastest-growing major markets of Japan and China put their market share under considerable pressure near the end of the year.

"SMA, which once was the undisputed market leader, saw its market share fall below 20 percent in the fourth quarter of 2012," Wilkinson said. "That's the lowest level that we have on record in over six years of analyzing the market. SMA has taken action by acquiring a stake in a Chinese supplier and aggressively targeting the Japanese market, and these are important steps in protecting its leading position in the PV inverter market. However, it remains to be seen if these actions will be aggressive enough as the PV market continues to fragment."

Smaller suppliers surge

The ranking of suppliers below the three leaders changed significantly.

Four of 2012's largest suppliers made big increases in their rankings: Colorado-based Advanced Energy, Enphase Energy of California, Danfoss Solar Inverters from Denmark and Omron from Japan. These companies all gained at least four places in the rankings.

Just one European supplier in the Top 10—Danfoss—was able to increase its global ranking in 2012, reflecting the changing supplier landscape as markets outside of Europe begin to account for a growing share. An Asian supplier and a microinverter supplier also appeared in the Top 10 for the first time in 2012.

Global PV Inverter Revenues
Revenues ($m)
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2010
2011
2012
2013
2014
2015
2016
Source: IMS Research - now part of IHS Inc.
Apr-13

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www.imsresearch.com/news-events/press-template.php?pr_id=3469 2/3

Reference # 3

Zurich, April 22, 2013

A leader in solar inverters
ABB's acquisition of Power-One

Joe Hogan, CEO
Ulrich Spiesshofer, Member of the Executive Committee

© ABB
April 22, 2013 Chart 1

Power and productivity for a better world™ ABB

Inverters: most attractive in solar PV value chain
Innovation, reliability and service are key

Ingot
Wafer
Module
Balance of System (BoS)
EPC
Other
Mounting structures
Tracker systems
Combiner boxes
Inverters
Monitoring System
Cables & connectors
Other BOS
ABB
✓
✓
✓
✓
✓
✓

Global PV Inverter Market

60
50
40
30
20
10
0
Market Size (GW)
CAGR
14%
APAC
Americas
EMEA
2011
2012
2013
2014
2015
2016
2017

Source: IMS PV Inverter Report, March 2013

Service opportunity to exceed $1.5 billion in 2017

© ABB
April 22, 2013 Chart 10

Reference # 4

IHS has acquired IMSresearch

IMS Research Europe
3-5 Huxley Close
Wellingborough
NN8 6AB
United Kingdom
Tel: +44 1933 402 255
Fax: +44 1933 402 266

IMS Research USA
3301 Northland Drive
Suite 400
Austin, TX 78731
Tel:+1 512 302 1977
Fax: +1 512 302 1844

IMS Research China
Room 2005-2006, Gang Tai Plaza
No. 700 Yan AN Road (East)
Shanghai 200001
P.R. China
Tel: +86 21 6270 1823
Fax: +86 21 6270 1833

IMS Research Taiwan
Room 618, Sixth Floor
Number 1 Industry East Second Road
Science Park
Hsin-Chu, Taiwan
Tel: +886 3 578 3538

IMS Research Korea
3753, 30th Floor ASEM Tower
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Seoul, Korea 135-798
Tel: +82 70 8680 9985

IMS Research Japan
Toranomon 40MT Building 7F
5-13-1, Toranomon, Minato-ku
Tokyo, Japan
1050001
Tel: +81 3 4530 9790 (ex 9896)
Fax: +81 3 4530 9679

Published in May 2013

Abigail Ward (UK)

Abigail.Ward@ihs.com

Sam Wilkinson (UK)

Sam.Wilkinson@ihs.com

www.imsresearch.com

IHS has acquired IMSresearch

Figure 2.3

Total PV Installations by System Type

Percentage Share of Global Installations (% of MW)

100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
Residential
Commercial
Utility-Scale
Off-Grid

Source: IHS **May-13**

Table 2.4

System Type Percentage Share of Global PV Installations

Percentage (% of MW)

	Historical					Forecast					
	2008	**2009**	**2010**	**2011**	**2012**	**2013**	**2014**	**2015**	**2016**	**2017**	**DIFF 12-17**
Off-Grid	3%	3%	2%	1%	2%	2%	2%	2%	3%	4%	**2.0%**
Residential	15%	22%	17%	20%	21%	22%	20%	21%	20%	21%	**-0.4%**
Commercial	64%	64%	69%	56%	48%	43%	44%	45%	46%	46%	**-2.1%**
Utility-Scale	18%	11%	12%	23%	29%	33%	34%	32%	31%	30%	**0.5%**

Source: IHS **May-13**

2.1.3 Current Status of PV Market

Given that PV is a source of electricity, its potential market size and ability to meaningfully contribute to global electricity production is highly dependent on competing with other electricity sources on cost.

The cost of PV systems has declined substantially in recent years, and in particular costs have decreased rapidly over the past 2 years. A huge oversupply of PV modules (and other associated products) has led to fierce price competition since early 2011. Although, the dramatic reduction in the price of PV components has helped to drive PV deployment, module suppliers have struggled to reduce their costs sufficiently putting huge pressure on their margins and balance sheets. 2012 saw a number of suppliers declaring bankruptcy or exiting the market.

Copyright © 2013, IHS. All Rights Reserved

21

IHS has acquired IMSresearch

Historically, the high cost of the technology has meant that market growth has been completely dependent on subsidies offered by governments with a view to help drive down costs and develop technology. These subsidy schemes typically include:

- Feed-in Tariffs (FiT) – FiTs are one of most common forms of incentives for renewable energy, particularly in Europe. These offer system owners fixed payments per kWh of electricity generated and/or exported to the grid.

- Grants/Tax Incentives – Some countries offer grants and tax related incentives based on the upfront cost of a PV system to help pay for the installation.

- In some countries, such as the US, it is mandated that utilities secure a given percentage of its energy supply from renewables, otherwise financial fines are introduced. This is known as a Renewable Portfolio Standards (RPS) and in some cases; utilities have introduced incentives to ensure that RPS are met.

For many years these subsidies were the main driver for market growth. Even today, the PV market is highly reliant on subsidies and incentive schemes. However, following system prices declining much faster than expected over the last two years, many countries' incentive schemes have been prematurely ended or reduced as the high level of returns that they offered to investors resulted in markets growing faster than budgeted for. In some applications and regions, PV is now able to compete without subsidies and plans for large unsubsidized plants are emerging.

Figure 2.4

Total PV System inc. Storage Revenues

Percentage Share of Annual Revenues (% of $bn)

4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
2011
2012
2013
2014
2015
2016
2017

Note: Price is per W_{PV}

Source: IHS **May-13**

Copyright © 2013, IHS. All Rights Reserved

22

IHS has acquired IMSresearch

The shift from being a subsidized to a self-sustained market has already begun and will continue over the coming years. This will cause some important changes to the dynamics of the PV industry. Whilst incentives and subsidies attract potential system owners by offering a favourable investment, small system owners that consume their own electricity in a self-sustained market will be driven by a desire to secure their own independent source and reduce the amount of electricity that they purchase from utilities in the long-term.

2.2 Overview of Energy Storage in PV

2.2.1 Introduction to Energy Storage in PV

Following several years of large-scale deployment, PV is now a significant contributor to the energy mix in a growing number of countries. However, many of the characteristics of the generation profile of a PV system present issues, particularly when there is high level of PV penetration or when relying on these systems to meet power demands. The use of energy storage solutions can help to address issues caused by the following characteristics:

A PV System Only Produces Electricity in the Day Time

A PV system relies on sunlight to generate electricity and therefore only generates electricity during day-time hours, with a peak generation around mid-day when solar irradiation is at its highest. However, as the output of systems doesn't align well with on-site demand in many cases, a significant portion of this energy is exported to the electricity-grid, increasing pressure on the limited grid-capacity. This results in the contribution of grid-connected PV in a given region varying significantly throughout a 24 hour cycle. In the most extreme case, at mid-day on Saturday 26th May 2012, PV energy accounted for 40% of total energy demand in Germany – the largest PV market.

Clearly, a PV system cannot be used to generate electricity in the evening or at night. In many countries, demand for energy in the evening is typically high, and therefore a grid-connected system owner will need to import energy from the grid when the system is not generating.

The Output of a PV System is Intermittent and Unpredictable

The output of a PV system is highly dependent on local weather a condition, meaning it is subject to rapid variations. The electricity generated by a PV system is typically fed into the electricity grid when it is not being used to power a load on-site, and rapid changes in the output of the system can cause considerable grid instability.

Similarly, because the output of a PV system is dependent on local weather conditions, it is hard to predict the output of the PV system. It therefore makes it difficult to rely on a PV system to power a specific load and for the electric grid to plan extensions and upgrades to account for the increasing integration of PV.

Copyright © 2013, IHS. All Rights Reserved
23

Reference # 5

Comparison of PV inverter products

	Ideal Power	Advanced Energy	Power One
Product	IPV-30kW-480	35TX	Trio-27.6-TL
Isolation	Yes – PPSA	Yes – transfomer	No - transformerless
Power (Watts)	30,000 Watts	35,000 Watts	27,600 Watts
Weight (lbs)	97 lbs	1,200 lbs	168 lbs
Power-to-Weight (Watts/lbs)	309 Watts/lbs	29 Watts/lbs	164 Watts/lbs
Efficiency (% CEC-weighted)	96.5%	96.0%	97.5%

The comparison of PV inverter products illustrates the difference of three different technology approaches. We believe the Advanced Energy product is representative of transformer based PV inverters and the Power One product is representative of transformerless PV inverters. The traditional PV inverter has used an internal transformer to provide electrical isolation, and in the last few years transformerless PV inverter products have become available.

The PPSA approach offers about a 10x weight advantage over transformer based PV inverter while providing similar electrical isolation, and about 2x weight advantage over transformerless PV inverters that lack electrical isolation.

Comparison of battery converter products

	Ideal Power	Princeton Power	SMA
Product	IBC-30kW-480	GTIB 480-100	SunnyIsland 6024-US
Isolation	Yes – PPSA	Requires external isolation transformer	Yes – internal transformer
Power (Watts)	30,000 Watts	100,000 Watts	6,000 Watts
Weight (lbs)	97 lbs	1,500 lbs* + 500 lbs transformer*	139 lbs
Power to Weight (Watts/lbs)	309 Watts/lbs	50 Watts/lbs	43 Watts/lbs
Efficiency (% CEC-weighted)	96.5%	95.0%	94.0%

* estimated

The comparison of battery converter products illustrates the difference of conventional transformer technology compared with PPSA. We believe that isolation is more important in battery converter applications. The PPSA battery converter offers improved weight and efficiency over conventional battery converters.

Reference # 6

ADVANCED ENERGY®

AE 35TX and AE 50TX

(Formerly known as PVP35kW and PVP50kW)

Three-Phase inverter solutions for small commercial projects

The AE 35TX and AE 50TX commercial inverters feature the same industry leading reliability, efficiency, ease of installation, and lifetime maintainability of Advanced Energy's larger commercial inverters. These two models are sized to serve smaller PV system designs, or to provide the perfect fit to complete a larger PV project. In addition, the AE 35TX and AE 50TX deliver the highest efficiency in their class and rival the efficiency of much larger inverters.

High reliability is enabled by a ground-up design for a 20+ year operating life that features busbar power connections, card cage circuit board design, and the widest temperature rating of any inverter in its class. The highly integrated system saves installers time and money by including load break rated AC & DC service disconnects, neutral-free installation, oversized busbar landings and generous cable bending area. The AE 35TX and AE 50TX have a 295 VDC minimum MPPT voltage that enables stringing flexibility that is critical for smaller rooftop projects.

The AE 35TX and the AE 50TX are backed with an industry-leading 10-year nationwide warranty and an optional 20-year warranty; plus the most responsive service and support team in the business.

Superior Reliability

- Designed for 20+ year operating life
- Smart Air Management™
- Increased availability with >99% monitored fleet availability
- Low parts count reduces potential failure points
- Card cage circuit board system minimizes electronic interconnections

Exceptional Installability

- Bottom and side cable entry with generous bending area and oversized busbar landings
- Customizable subcombiner fusing options
- Full power output at 295 VDC enables more PV array design options
- Exterior mounting flanges for fast and easy anchoring with no pre-drilling

Easy to Maintain

- All maintenance and service via front access
- Fast change circuit board system shortens service time
- Load break rated AC and DC service disconnects
- Dedicated monitoring section separate from AC and DC modules

AE Solar Energy is a US based company. ONTARIO FEED IN TARIFF DOMESTIC CONTENT COMPLIANT

Dimensions

AE 35TX

LEFT SIDE VIEW
FRONT VIEW
RIGHT SIDE VIEW

AE 50TX

DC GLAND PLATE, 12" X 5"
LEFT SIDE VIEW
FRONT VIEW
AC GLAND PLATE, 12" X 5"
RIGHT SIDE VIEW

AE 35TX and AE 50TX Summary Specifications*

Mechanical	AE 35TX	AE 50TX
Weight	1200 lbs	1500 lbs
Construction	Powder coated steel	Powder coated steel, optional stainless steel
Environmental Rating	NEMA 4	NEMA 4
Mounting	Pad Mount	Pad Mount
Isolation Transformer	Integrated	Integrated
Integrated AC/DC Disconnect	Included	Included
AC and DC Surge Protection	Included	Included
Electrical		
DC Inputs		
Array Configuration	Positive or negative ground	Positive or negative ground
Maximum Operating Input Current	125 A	178 A
Maximum DC Input Voltage (VOC)	600 V	600 V
MPPT Voltage Range	295-595 V	295-595 V
Open-Circuit Turn-On Voltage	330 V	330 V
AC Output		
Continuous Output Power (kW)	35 kW	50 kW
Nominal Voltage	208 Y, 480 Y, 600 Y	208 Y, 480 Y, 600 Y
Operating Voltage Range	-12% / +10%	-12% / +10%
Electrical Service Compatibility	3 phase, 4 wire, grounded Wye	3 phase, 4 wire, grounded Wye
Maximum Continuous Current	208: 100 A 480: 43 A 600: 35 A	208: 141 A 480: 61 A 600: 49 A
Short Circuit Fault Current	208: 112 Arms @ 208 VAC, 60.3 ms 480: 49 Arms @ 480 VAC, 60.3 ms 600: 39 Arms @ 600 VAC, 60.3 ms	208: 111 Arms @ 208 VAC, 60.3 ms 480: 48 Arms @ 480 VAC, 60.3 ms 600: 38 Arms @ 600 VAC, 60.3 ms
Nominal Frequency	60 Hz	60 Hz
Frequency Range	59.3 - 60.5 Hz, adjustable to 57.0 Hz	59.3 - 60.5 Hz, adjustable to 57.0 Hz
Total Harmonic Distortion	< 3% THD	< 3% THD
Efficiency		
Efficiency: Peak/CEC	208: 96.2% / 95.5% 480: 97.0% / 96.0% 600: 96.4% / 95.5%	208: 96.7% / 96.0% 480: 97.2% / 96.0% 600: 96.6% / 96.0%
Standby Losses	< 33 W	< 33 W
Inverter Controls and Monitoring		
Power Factor	> 0.99	> 0.99
Communication Interfaces and Protocols	RS-485, Ethernet, Modbus, TCP/IP	RS-485, Ethernet, Modbus, TCP/IP
Environmental		
Operating Ambient Temp. Range	-30 °C to 50 °C	-30 °C to 50 °C
Standby/Storage Ambient Temp. Range	-40 °C to 60 °C	-40 °C to 60 °C
Cooling	Forced Convection	Forced Convection
Relative Humidity	0 to 95%, non-condensing	0 to 95%, non-condensing
Elevation	6000 ft	6000 ft
Noise Emission	< 54 dBA, typical at full load	< 54 dBA, typical at full load
Regulatory		
Agency Approvals / Regulatory Compliance	UL 1741, IEEE 519, IEEE 929, IEEE 1547, CSA 107.1-1, FCC Class A	UL 1741, IEEE 519, IEEE 929, IEEE 1547, CSA 107.1-1, FCC Class A
Inverter Warranty	10 Year	10 Year

Subject to change without notice. Refer to user manual for detailed specification.
*Note: Not all performance window specifications can be achieved simultaneously. Performance varies per site.
Consult your AE sales or service representatives for specific PV system design questions at sales.support@aei.com.

Options

- Subcombiner fusing
- Integrated data monitoring solutions
- Integrated revenue grade meter
- Stainless Steel (AE 50TX only)
- Positive ground
- Preventative maintenance program
- 20-year extended warranty

Performance Monitoring

Increase uptime and reduce maintenance costs with integrated performance monitoring hardware that enables connectivity to a variety of software solutions from industry leading monitoring partners. The tight integration between Advanced Energy and our monitoring partners creates a superior service and support experience while seamlessly delivering meaningful data. Factory integration and testing of our UL listed monitoring solution ensures high reliability and significantly reduces field installation costs.

ADVANCED ENERGY

AE Solar Energy • 20720 Brinson Blvd • Bend, OR 97701 U.S.A.
www.advanced-energy.com/solarenergy
877.312.3832 • sales.support@aei.com • invertersupport@aei.com
Please see www.advanced-energy.com for worldwide contact information.

Intertek

© Advanced Energy Industries, Inc. 2012
All rights reserved. Printed in U.S.A.

ENG-AE35-50TX-250-06 11/12

Advanced Energy is a registered U.S. trademark of Advanced Energy Industries, Inc.

Reference # 7

has acquired IMSresearch

Published in May 2013

Abigail Ward (UK)

Abigail.Ward@ihs.com

Sam Wilkinson (UK)

Sam.Wilkinson@ihs.com

www.imsresearch.com

IMS Research Europe
3-5 Huxley Close
Wellingborough
NN8 6AB
United Kingdom
Tel: +44 1933 402 255
Fax: +44 1933 402 266

IMS Research USA
3301 Northland Drive
Suite 400
Austin, TX 78731
Tel:+1 512 302 1977
Fax: +1 512 302 1844

IMS Research China
Room 2005-2006, Gang Tai Plaza
No. 700 Yan AN Road (East)
Shanghai 200001
P.R. China
Tel: +86 21 6270 1823
Fax: +86 21 6270 1833

IMS Research Taiwan
Room 618, Sixth Floor
Number 1 Industry East Second Road
Science Park
Hsin-Chu, Taiwan
Tel: +886 3 578 3538

IMS Research Korea
3753, 30th Floor ASEM Tower
159-1 Samsung-dong, Gangnam-gu
Seoul, Korea 135-798
Tel: +82 70 8680 9985

IMS Research Japan
Toranomon 40MT Building 7F
5-13-1, Toranomon, Minato-ku
Tokyo, Japan
1050001
Tel: +81 3 4530 9790 (ex 9896)
Fax: +81 3 4530 9679

IHS has acquired IMSresearch

Key Points

- The Americas is predicted to remain the largest market for energy storage in grid-connected commercial PV systems over the next five years, increasing from an estimated 1.4 MW_{PV} of PV systems installed with storage in 2012, to 0.9 GW_{PV} in 2017. This relates to an annual installed effective storage capacity of 0.8 GWh_{EF} in 2017.

- IHS estimates that North America accounted for 64% of total installations of energy storage in grid-connected commercial PV systems in 2012. It forecasts that North America will account for the most installations each year over the forecast period, and will account for 44% of total installations in 2017. The financial return by reducing peak demand charges in many states of the US already make installing an energy storage system in a commercial PV application economically attractive.

- Installations of batteries in commercial PV applications in Japan will be driven by the need for back-up energy following recent natural disasters and regular electrical black-outs. It is estimated that 0.2 MWh_{EF} of effective storage capacity was installed in 2012, and this is calculated to increase to 279.2 MWh_{EF} in 2017. This will account for 16% of the total annual global installed effective storage capacity.

- In much of EMEA, electrical black-outs are rare, and electricity rates typically do not include peak-demand charges. Therefore, installations of energy storage in commercial applications with a PV system will predominately be driven by the need to increase self-consumption. In 2017, IHS predicts that EMEA will be the smallest market for installed effective storage capacity, accounting for 26% of total installations.

- Installations of storage in commercial PV systems in Central and South America, India, China and the Rest of Asia are predicted to begin in 2014, as a result of reduced energy storage system prices. These will predominately be installed for back-up energy in regions with weak-grids.

Copyright © 2013, IHS. All Rights Reserved
65

7/26/13 » DC Fast Charging Equipment for Electric Vehicles Navigant Research

Reference # 8

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Home » Research » Smart Transportation » Electric Vehicles » DC Fast Charging Equipment for Electric Vehicles

DC Fast Charging Equipment for Electric Vehicles

The battery electric vehicle (BEV) industry is gearing up for the spread of direct current (DC) fast charging technology, which promises drastic reductions in the time needed to restore a BEV battery to full charge. At the same time, the sector faces a standards conflict: A new connector that combines alternating current (AC) and DC fast charging in one unit, based on a standard developed by the Society of Automotive Engineers, is now in competition with an earlier system, known as CHAdeMO, that was developed by a group of Japanese automakers in association with the Tokyo Electric Power Company and has been adopted to a limited degree around the world.

Vendors of charging equipment (often called electric vehicle supply equipment, or EVSE) report that DC fast charging can reduce the time to a full charge on a standard BEV from the 6- to 8-hour range to less than an hour. The benefits of fast charging, however, go beyond simply the time of charge to include such potential side benefits as reducing the size and cost of the onboard battery – one of the most costly elements of a BEV. NavigantResearch forecasts that shipments of DC fast charging units will accelerate rapidly over the remainder of this decade, growing from fewer than 9,000 in 2012 to nearly 98,000 in 2020. Shipments will grow at a compound annual growth rate of 40.6%.

This research brief examines the global market for DC fast charging, with particular emphasis on emerging business models and technology issues. Profiles of key players in the DC fast charging sector are included, along with market forecasts for shipments of DC fast charging equipment. The study also includes conclusions and recommendations for manufacturers of EVSE as well as BEV makers.

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Key Questions Addressed:

- What are the differences between the SAE combo connector and the CHAdeMO protocol?
- How are the major automakers preparing for the advent of fast DC charging?
- How will fast DC charging benefit the overall EV industry?
- Who are the leading players in the fast DC charging sector?
- How will shipments of fast DC charging equipment break down by region

Who needs this report?

- Automotive manufacturers
- Electric vehicle supply equipment vendors
- Utilities
- Government agencies and policymakers
- Investor community

Report Details

Price: Login to view

Pages: 15

Tables, Charts, Figures: 3

Release Date: 1Q 2013

Press Releases:

Shipments of Direct Current Fast Charging Equipment Will Reach Nearly 100,000 Annually by 2020

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Shipments of Direct Current Fast Charging Equipment Will Reach Nearly 100,000 Annually by 2020

Table of Contents

1. Executive Summary

2. Market Update

2.1 State of the Market

2.2 Automakers' Fast Charging Strategies

2.2.1 BMW

2.2.2 Daimler AG

2.2.3 Ford

2.2.4 General Motors

2.2.5 Mitsubishi

2.2.6 Nissan

www.navigantresearch.com/research/dc-fast-charging-equipment-for-electric-vehicles 1/3

REPRINTED FROM OCTOBER 2012

Reference # 9

POWER ELECTRONICS TECHNOLOGY
FOR DESIGNERS AND SYSTEMS ENGINEERS

POWER ELECTRONICS TECHNOLOGY
New Topology Improves PV Inverter Performance
NEWEST

BILL ALEXANDER, Founder and Chief Technical Officer of IPC and
SAM DAVIS, Editor-in-Chief, PET

New Topology Cuts Size, Improves Performance Of PV Inverters

The 2012 Defense Energy Technology Challenge awarded Ideal Power Converters (IPC) the top prize for its 3-Port Photovoltaic (PV) and Battery Converter. DoD issued the Challenge to seek new innovative energy solutions to increase the safety of its troops, lower energy costs, and reduce its reliance on foreign energy supplies.

Photos courtesy of The University of Texas San Antonio and Austin

IDEAL POWER CONVERTERS has developed and patented a revolutionary new current-modulation power topology for electronic power converters that will improve both energy and cost efficiency for solar inverters, grid storage, electric vehicle charging infrastructure, ac motor drives, and hybrid-electric vehicles. Its patented topology, or control methodology, depends more heavily on semiconductor switches and advanced software controls than the conventional voltage-source topology, thereby dramatically reducing the amount or weight of magnetic-metal materials.

IPC's flagship product is a 30kW PV inverter that delivers 480 Vac 3-phase power and supports grounded PV arrays without an internal or external transformer. It weighs only 94lbs, compared to the 1,200lbs for conventional 30 kW 480 Vac PV inverters which work with grounded arrays. This inverter conforms to UL1741 and achieved a CEC-weighted efficiency of 96.5 percent. This efficiency rating is superior to any other CEC-listed PV inverter under 100kW for grounded arrays, the de facto standard in the United States.

This inverter is used for large commercial rooftop arrays and solar carports, where physical space restrictions can add significantly to installation costs. Use of a lightweight inverter can save installers $0.15-$0.20/W in Texas and over $0.30/W in Hawaii, nearly as much as the inverter cost.

Today, IPC has installations at the University of Texas at San Antonio and Austin, using twelve of its 30 kW inverters. These systems convert +/-450 V from solar arrays into three-phase ac at 480 V that feeds into the power grid. The PV inverter is based on its Universal Power Converter Platform™, which allows the same hardware design with new application firmware to address other markets, including battery converters for grid storage and bi-directional EV fast chargers. Each 30 kW solar inverter weighs just 94 lbs., compared with conventional

PV
DC
DC
DC
AC
Power Grid
Boost DC converter
PV
DC
AC
Power Grid
DC/AC converter and transformer
PV
DC
DC
DC
AC
Power Grid
DC/DC with transformer
PV
DC
AC
Power Grid
Voltage source inverter

Fig. 1. Existing solar inverter topologies.

PHOTOVOLTAICconverters

solar inverters with traditional magnetics that weigh 1,200 lbs. or more. *Table 1* lists the inverter's specifications.

To appreciate the improvements of the new inverter topology, we must first review the older generation PV topologies shown in *Fig. 1*:

- Boost DC-DC converter that provides a DC link for the inverter.
- DC-DC converter that incorporates an isolation transformer.
- DC-DC converter that transforms the power from the PV array to a low voltage ac that is stepped up using a power transformer.
- Voltage source inverter where the input DC voltage is always higher than the peak-to-peak grid voltage, difficult to realize in PV arrays.

NEW TOPOLOGY

IPC's PV topology (*Fig. 2*) uses 10 bi-directional switches to conduct or block in either direction. Conventional power semiconductor IGBT components cannot provide this capability, so IPC constructs bi-directional switches from four discrete components: two silicon IGBTs and two silicon diodes. IPC products will migrate to new bi-directional silicon IGBTs (BD-IGBTs) that are being developed with the support of a DOE ARPA-E grant. When these BD-IGBTs are available, it will more than double the power density, while also cutting the cost per watt manufacturing costs and efficiency losses in half.

IPC's topology uses 100% indirect power transfer, compared with direct power transfer from conventional power converters. All the energy runs through, and is temporarily stored in, a high frequency ac link consisting of an inductor and capacitor. The inverter input and output are never directly connected, so the link provides circuit isolation without the size, weight, and cost of a transformer. Plus, the IPC PV inverter supports standard, grounded PV arrays, compared with European style transformer-less inverters that require the array to be ungrounded.

Fig. 3 compares the circuits for the new BD-IGBTs versus bi-directional switches using commodity IGBTs and diodes. The number of silicon devices and packages are significantly reduced, and the efficiency is significantly improved. Two bidirectional switches are in each leg of the converter output. There is an ac link between the input and output formed by a low-reactive-rating inductor/capacitor pair. In a completely indirect energy transfer operation, the dc input from the PV panels charges the link inductor. This inductive energy then discharges to the output phases.

This patented current-modulation topology offers significant improvements over conventional power electronics topologies in terms of weight, cost, and efficiency while providing the benefits of isolation. The initial 30 kW 480 V PV inverter addresses the needs of the U.S. commercial-scale PV market and will lower PV generation costs.

The 30 kW solar inverter (*Fig. 2*) is unlike older generation conventional inverters that use an inverter that generates a chopped ac waveform, which is filtered and then transformer coupled to the ac grid, with the transformer preventing ground currents between the grounded array and the grounded neutral of the grid. In contrast, the new design works with grounded arrays but does not use a transformer. It uses a pure ac link formed by an inductor-capacitor pair between the inverter input and output. The link charges from the input(s) and discharges into the output phases via a modulation scheme, resulting in high efficiency, near-unity power factor, and low harmonics. Although transformer-less, the IPC inverter should not be confused with other transformer-less inverters that do not work with grounded arrays.

Most existing commercial PV inverters include a transformer and several sections of power conversion. In non-IPC inverters without transformer isolation ("Transformer-less Inverters"), there is a galvanic connection of grid and PV-generator that results in a large, 120 Hz voltage fluctuation on the array, which may cause a significant leakage current to flow through the capacitance between PV-generator and ground. The magnitude of this capacitance depends on environmental influences. For example, it will be large when the PV-generator is covered with salty fog forming a conductive path to the grounded metallic frame of the PV modules.

LEAKAGE CURRENT

Non-capacitive leakage currents may also be significant, and are also variable with respect to environmental conditions. These non-capacitive leakage currents are checked before the transformer-less inverter starts up, and if the

TABLE: IPC INVERTER SPECIFICATIONS	
PV Array DC Input	Bipolar DC Input with Center Referenced to Ground
Absolute Maximum Voltage (Voc)	±600 Vdc (1200 Vdc differential)
Operating Voltage	±100 Vdc to ±450 Vdc (200 Vdc to 900 Vdc) Supports Unbalanced Voltages to 0VDC on Either Subarray
MPPT Voltage (full power range)	±300 Vdc to ±450 Vdc (600 Vdc to 900 Vdc)
Maximum Input Current	50 A (Continuous)
Minimum Start-Up Current	0.5 A
Maximum GFDI Current	1A Fuse, Programmable Trip Point at 200 to 500mA
Transient Overvoltage Protection	Yes, MOV Voltage Clamps
AC GRID OUTPUT	
Maximum Output Power	30 kW (Continuous)
AC Voltage	480 Vac, 3-Phase, Line-to-Line, +5% to -10%
AC Grid Frequency	60 Hz (59.3 to 60.5 Hz)
Power Factor	>0.97 at Rated output Power
Efficiency – CEC -Weighted	96.5%
Tare Losses	10W
Total Harmonic Distortion	<3%
Transient Protection	IEEE C62.41 Class B
PROTECTION	
	Transformer-Less with Circuit Isolation
	AC Over/Under Voltage
	AC/DC Over Current
	AC Over/Under Frequency
	DC Ground Fault (GFDI) on All Conductors
ENVIRONMENTAL	
Ambient Operating Temperature	-25 to 45°C (Full Power)
Ambient Storage Temperature	-40 to 85°C (Non-Operating)
Humidity	0 to 100% Relative Humidity
Cooling	Forced Convection Using Redundant Variable Speed Fans
Enclosure Rating	NEMA 3R
Certifications	UL1741 & IEEE1547 listed by ETL
GENERAL	
Weight	94 lbs./42 kg
Enclosure Size	36.5 x 15 x 0.75 inches / 97.2 x 38.1 x 27.3 cm
Communications	RS-485 with Third Party Compatible Monitoring
System Requirements	External ac and dc Disconnects Required

PHOTOVOLTAICconverters

PV Array
Grounded bipolar
+500 V
-500 V
DC capacitors
AC Link
Inductor & capacitors
Power Grid
480 Vac
3-phase
AC capacitors
& line reactor

Fig. 2. IPC topology for the PV inverter employs 10 bi-directional switches.

Standard IGBT and diodes
Dual bi-directional IGBT module
8 #die 2
X die area 0.3 to 0.5X
8 # packages 1
5V peak V T drop 1.5V
97% efficiency 98.5%
Line
Line

Fig. 3. Comparing bi-directional switches using commodity IGBTs and diodes with the new BD-IGBTs.

S1i S3i S1o S3o S5o
S4i S2i S4o S6o S2o
Mode 1: Charging
Mode 3: Discharging
Mode 5: Discharging
Mode 2, 4, &6: Partial resonance

Fig. 4. IPC inverter circuit conditions for different modes.

leakage resistance is less than about 200 kΩ, the TL inverter will not start. This may be a very difficult level of array isolation to achieve under all conditions. The IPC inverter also checks for ground leakage resistance on both hot and neutral lines before startup, but in contrast to TL Inverters merely issues a warning over the data interface, and continues operation, thereby avoiding numerous nuisance outages. The IPC inverter is able to do this due to its ability to operate with grounded arrays, but it floats the array during this ground leakage test. The warning issued by the IPC inverter on detecting neutral line faults allows the system operator to fix such faults before they lead to double ground faults which have been known to result in PV array fires.

Operation of the new inverter revolves around its operating modes shown in *Fig. 4*. In modes two, four, and six, all switches are off and the ac link resonates partially. Then, output switches corresponding to the selected phase pair turn on at zero voltage as they become forward-biased by the rising link voltage. The link then discharges to the output until specific system-generated references are met. *Fig. 5* shows the link voltage and current, output current, and dc current show operation in modes seven through ten is identical to that in modes one to five except that the link current is in the reverse direction.

It is possible to realize a link frequency of at least 5 kHz with the semiconductor power switches available today. In the 30 kW inverters installed at the University of Texas, the link frequency is 7 kHz at full power. It goes up to 20 kHz as power drops to zero. The power cycle frequency is twice this, or 14 kHz at full power, because there are two power transfers per link cycle.

All switches in this inverter turn on at zero voltage. Turn-off losses are low because there is a capacitive buffer across each switch. The converter is essentially a PWM current source, although all link current flows are ac with no dc offset.

In operation, input switches are turned on to charge up the link. The link is then allowed to resonate partially, which lets it swing to the voltage of the output phase to which it will discharge. The link nominally discharges to two output phase pairs. The sequence and the pairs are calculated so as to minimize the partial resonance times while meeting the desired harmonic levels. Converter operation involves six operating modes.

Mode 1: Depending on the polarity of the link current, S1i and S2i or S3i and S4i turn on charge the link. In Fig. 4, switches S1i and S2i are turned on. The link current rises to the amount needed to extract maximum power from the PV panel.

Mode 2: At the end of Mode 1, all the switches are turned off and the converter enters its second mode. Here, the link resonates partially until its voltage swings to the first output phase pair. The link then discharges into the grid in two different modes to proportionately power the three output phases. The instantaneous sum of the three phases is zero.

Assume that the output filter results in zero phase shift between voltage and current and that link frequency is much greater than the line frequency. Suppose instantaneous phase voltages are V_{an} = 100 V, V_{bn} = -70 V, V_{cn} = -30 V and the link charges to 10 A during Mode 1 (for

PHOTOVOLTAICconverters

I_link
I_dc
Output currents
V_link
V_LINK
Modes
14.80 14.85 14.90 14.95 15.00 15.05 15.10
1 3 5 6 7 9 11
Relevant converter waveforms

Fig. 5. Link voltage and current, output current, and dc current.

illustration only, not meant to reflect 480 Vac line voltages or 30 kW inverter). The link would then discharge to lines AB and AC to equivalently supply 7 and 3 A, respectively. This makes the output currents in phase with the output voltages, resulting in unity power factor, thus extracting the maximum real power from the PV cells.

The output discharge happens in order of decreasing instantaneous line voltage to minimize the partial resonant periods. In real life, the actual algorithm removes the assumptions made to handle real scenarios.

Mode 3: Previously enabled output switches, corresponding to the selected phase pair, turn on at zero voltage as they become forward-biased by the rising link voltage. The link then discharges to the output until specific system-generated references are met. Again, the references are generated so as to give unity power factor at the output while maintaining strict harmonic levels. In the nearby example, switches S1o and S6o turn on to let the link discharge to phase BC.

Mode 4: Switches turn off to let the link resonate until its voltage equals that of the second output phase pair into which it will discharge.

Mode 5: Switches become forward-biased to let the link discharge to the second phase pair. In our example, switches S4o and S5o are enabled and then turn on to let the link discharge to phase ac.

Mode 6: The link is allowed to partially resonate back to the input voltage to start the next charging cycle. Then, Modes 7 through 10 are identical to modes 1 through 5, except the link current is in the reverse direction.

At full array voltage and power, the dc input voltage is nominally equal to the ac average output voltages. At reduced PV array voltage and power, as when clouds pass overhead, the converter boosts the array voltage to the required ac output voltage. The inverter can raise or lower the current from the array for MPPT (maximum power point tracking) by controlling the amount of current charge that the link receives from the input.

Simulation results for a 25-kW, 575-V utility grid converter show that the waveforms in various parts of the circuit are shown in *Fig. 6*. These simulation results looked at the case where the PV array is 400 V and 200 V either side of ground. Simulations also assumed a grounded neutral bipolar array and a grounded neutral three-phase output. Link voltage and currents show the buck capability of the converter. After charging from the input capacitors, the voltage swings to a lower output phase pair to discharge.

Similarly, the converter's boost capability is also evident. After charging from an input of ±200 V, the link swings to a much higher output voltage to discharge. The converter's inherent buck-boost capability removes the need for a separate dc-dc stage that directly impacts efficiency. And, the input never directly connects to the output, so there is no need for a transformer.

Although the output voltages and filtered output currents with a ±200 V input show some distortion at points of voltage crossover, these have been eliminated in the production inverter which meets all harmonics limits required by UL 1741.

Vao
Vbo
Vco
Filtered output voltage
Time (ms)
I(L_o_a)
I(L_o_b)
I(L_o_c)
Time (ms)
Filtered output voltages and currents from the inverter with a +/-200 V input

Fig. 6. Filtered output voltage and current.

IDEAL POWER CONVERTERS

Copyright © 2012 by Penton Media, Inc.
For more information on use of this content, contact Wright's Media at 877-652-5295.

Reference # 10

Manufacturer: Austin Manufactering
Model #: IPV-30KW-480 "Bi Polar Input"

Rated Maximum Continuous Output Power: 30.07 kW   Night Tare Loss: 9.83 W

Vmin: 600 Vdc   Vnom: 800 Vdc   Vmax: 900 Vdc

		Power Level (%; kW)						
		10%	20%	30%	50%	75%	100%	
Input Voltage (Vdc)		3.01	6.01	9.02	15.04	22.56	30.07	Wtd
Vmin	600	95.2	96.0	96.3	96.5	96.5	96.2	96.4
Vnom	800	95.1	96.1	96.4	96.7	96.6	96.3	96.5
Vmax	900	94.2	95.6	96.1	96.5	96.5	96.2	96.3

CEC Efficiency = 96.5%

98
97
96
95
94
93
92
91
90
Efficiency, %
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%
% of Rated Output Power
600 Vdc
800 Vdc
900 Vdc

All Efficiency data is within 3 standard deviations from the average? Pass
All input power levels are within tolerances during Efficiency Test? Pass

Equipment Used:

Asset #	Description	Model	Serial	Cal Date	Cal Due
E437Z	Power Analyzer	WT3000	91F730638	27-Jan-12	27-May-12
C189	C.T. control Box	Ultrastab Saturn	10093785	13-Sep-11	13-Sep-12
C190	C.T. control Box	Ultrastab Saturn	100937893	13-Sep-11	13-Sep-12
C191	C.T. control Box	Ultrastab Saturn	10093775	13-Sep-11	13-Sep-12
C192	Current Transformer	Ultrastab Saturn	9101040047	13-Sep-11	13-Sep-12
C196	Current Transformer	Ultrastab Saturn	9101040046	13-Sep-11	13-Sep-12
A349	Current Transformer	Transformer	2983883	29-Feb-12	2/29/2013

Test Engineer: Jeffrey Wilson   DATE: 30-Apr-12

Reference # 11

Reference #11:

The "List of Eligible Inverters per SB1 Guidelines," including each manufacturer's name, inverter model number, description, power rating and weighted efficiency, is publicly available at: http://www.gosolarcalifornia.ca.gov/equipment/inverters.php. A hard or PDF copy will be delivered to the SEC upon request; however, please note that the full source contains 90 pages.

Reference # 12

SUNNY ISLAND 4548-US / 6048-US

SI4548-US-10 / SI6048-US-10

Efficient

- Maximum efficiency of 96%
- CEC efficiency of 94.5% and 94%
- State of charge calculation
- Intelligent battery management for maximum battery life

Simple

- Easy commissioning with the "Quick Configuration Guide"
- Complete off-grid management
- Excellent for grid-tied battery back up

Flexible

- For Sunny Island systems from 4.5 to 100 kW
- Single, split-phase and three-phase operation, connectable in parallel and modularly expandable
- AC and DC coupling

Durable

- Extreme overload capability
- OptiCool™ active temperature management system
- 5-year standard warranty

SUNNY ISLAND 4548-US / 6048-US

The efficient off-grid manager

The SMA Sunny Island 4548-US and 6048-US inverters are based on proven off-grid technology and feature industry leading power output. A maximum efficiency of 96 percent ensures peak production, which results in reduced diesel usage in rural communities. More flexible sizing allows for simplified system planning. And, with multicluster technology, up to 12 Sunny Islands can be integrated into off-grid power systems up 110 kW in size.

Technical data	Sunny Island 4548-US	Sunny Island 6048-US
AC output (loads)		
Rated grid voltage / AC voltage range	120 V/105 V – 132 V	120 V/105 V – 132 V
Rated frequency / frequency range (adjustable)	60 Hz/55 Hz ... 65 Hz	60 Hz/55 Hz ... 65 Hz
AC power (at 25 °C / at 40 °C) for 3 hours	5000 W/4000 W	6000 W/5000 W
Rated power (@ U_{nom}, f_{nom} / 25 °C / @ cos φ = 1)	4500 W	5750 W
AC power at 25 °C for 30 min / 1 min / 3 s	5300 W / 8400 W / 11000 W	7000 W / 8400 W / 11000 W
Rated current / max. output current (peak)	37.5 A/180 A for approx. 60 ms	48 A/180 A for approx. 60 ms
Total harmonic factor output voltage / power factor with rated power	3 % / -1 ... +1	3 % / -1 ... +1
AC input (PV array or grid)		
Rated input voltage / AC input voltage range	120 V/80 V – 150 V	120 V/80 V – 150 V
Rated input frequency / allowable input frequency range	60 Hz/54 Hz ... 66 Hz	60 Hz/54 Hz ... 66 Hz
Max. AC input current / adjustable	56 A/0 A ... 56 A	56 A/0 A ... 56 A
Max. AC input power	6.7 kW	6.7 kW
Battery DC input		
Rated input voltage / DC voltage range	48 V/41 V – 63 V	48 V/41 V – 63 V
Max. battery charging current / DC rated charging current	100 A / 85 A	130 A / 110 A
Battery type / battery capacity range	Lead, NiCd/100 Ah ... 10000 Ah	Lead, NiCd/100 Ah ... 10000 Ah
Charge control	IUoU charge procedure with automatic full charge and equalization charge	IUoU charge procedure with automatic full charge and equalization charge
Efficiency / self-consumption		
Max. efficiency / CEC efficiency	96 % / 94.5 %	96 % / 94 %
Self-consumption without load / standby	25 W/4 W	25 W/4 W
Protective devices		
DC reverse polarity protection / DC fuse	● / ●	● / ●
AC short-circuit / AC overload	● / ●	● / ●
Overtemperature / battery deep discharge	● / ●	● / ●
General data		
Dimensions (W / H / D)	467 / 612 / 235 mm (18.4 / 24.1 / 9.3 inch)	467 / 612 / 235 mm (18.4 / 24.1 / 9.3 inch)
Weight	63 kg / 139 lb	63 kg / 139 lb
Operating temperature range	-25 °C ... +60 °C / -13 °F ... +122 °F	-25 °C ... +60 °C / -13 °F ... +122 °F
Features / function		
Operation and display / multi-function relay	Internal / 2	Internal / 2
Degree of protection (according to IEC 60529)	indoors (NEMA 1)	indoors (NEMA 1)
Three-phase systems / parallel connection	● / ●	● / ●
Integrated bypass / multicluster operation	– / ●	– / ●
State of charge calculation / full charge / equalization charge	● / ● / ●	● / ● / ●
Integrated soft start / generator support	● / ●	● / ●
Battery temperature sensor / data cable	● / ●	● / ●
Warranty	5 years	5 years
Certificates and approvals	www.SMA-Solar.com	www.SMA-Solar.com
Accessories		
Battery cable / battery fuse	○ / ○	○ / ○
Interface (RS 485 / Multicluster PB)	○ / ○	○ / ○
Extended generator start "GenMan"	○	○
Load-shedding protection / battery current measurement	○ / ○	○ / ○
● Standard feature ○ Optional feature – Not available		
Type designation	SI4548-US-10	SI6048-US-10

DC
AC

Three-phase system

DC
AC

Split-phase system

Toll Free +1 888 4 SMA USA
www.SMA-America.com

SMA America, LLC

SUNNYIS4548_6048US-DUS131719 Sunny Island, OptiCool, and SMA are registered trademarks of SMA Solar Technology AG. Text and figures comply with the state of the art applicable when printing. Subject to technical changes. We accept no liability for typographical and other errors. Printed on chlorine-free paper.

Reference # 13

Public/Commercial DC Fast Charge Stations

Charge smarter. Drive farther.

AeroVironment is the exclusive distributor of Nissan's DC fast charge station.

The Nissan DC Quick Charger allows you to charge your electric vehicle from 0% to 80% in about 30 minutes*, ideal for public or commercial/fleet applications.

STANDARD FEATURES

- Standard CHAdeMO connector
- Input power: 480V, 3 phase, 50/60Hz
- Rated output power: 44kW
- Dimensions: 72"H x 15"W x 28"D (approximate)
- UL Listed
- One year limited warranty
- LCD user interface screen
- Exposed, outdoor weather rated enclosure (NEMA 3R)

INSTALLATION AND MAINTENANCE OPTIONS

- Site technical feasibility report
- Full turn-key installation service available through AV
- Construction management services
- Final commissioning services
- Maintenance services

MODEL OPTIONS

- Nissan logo option
- Color LCD option
- Cellular Network Capabilities (optional)
  - Access control**
    - RFID fobs
    - Remote authorization
  - User and charge session length data**

Request a quote: www.nissanqc.com

*Based on 24kWh Nissan LEAF battery
**Availability end of 2012

AeroVironment™ EV Solutions™
181 W. Huntington Dr., Suite 202, Monrovia, CA 91016 P. 888. 833.2148 F. 626.359.9628 www.evsolutions.com ev@avinc.com

©2012 AeroVironment, Inc.
0912_r3

Public/Commercial DC Fast Charge Stations

Specifications

Technical Specifications	Model NSQC442E
Input	
Fixed Input Voltage	480 VAC +/- 15% 3 phases
Input Power	50 kVA
Power Factor	> 95%
Input Frequency	50/60 Hz +/- 5%
Total Harmonic Distortion (THD)	less than 5% rated output
Efficiency	> 90%
Input Current	54 A @ 480 VAC
Output	
Output Voltage Range	50 - 500 V DC
Output Current Range	0 to 120 A DC
Maximum Output Power	44 kW
Cable/Connector	CHAdeMO compliant, conforms to JEVS G 105-1993
Cable Length	13.1 feet
Cable Management	Cord grip handle and stowage hook
Dimensions (housing only/as shipped 2 per crate)	
Depth	27.6" / 58.3"
Width	15.0" / 43.3"
Height	72.4" / 85.0"
Weight (Unit only/as shipped 2 per crate)	
Charge Station / As Shipped 2 per crate	441 lbs / 1,102 lbs
Mechanical	
Cooling	Forced air
De-energization on Cable Breakaway	Yes
Environmental Conditions	
Installation Placement	Outdoor
Enclosure Rating	Rain Proof (UL2202) / NEMA 3R
Operating Temperature Range	+14°F to +104°F
Operating Humidity	30% to 90% RH
Elevation	Installed at < 3,280 ft
Atmosphere	Free of corrosive or flammable gas
RoHS	All elements are RoHS compliant
Operational Noise Level	< 65 dBA (39.4" away, 39.4" in height)
Standards and Certifications	
Safety for Electric Vehicle (EV) Charging System Equipment	UL 2202
Personnel Protection Systems for EV Charging Circuits	UL 2231-1 and UL-2231-2
Plugs, Receptacles and Couplers for Electric Vehicles (EV)	UL 2251 CHAdeMO certification Rev. 0.9 Americans with Disabilities Act (ADA) FCC Compliant NFPA 70 National Electrical Code N(NEC), Article 625 EV Charging System

Specifications subject to change without notice.

©2012 AeroVironment, Inc.
0912_r3

Reference # 14

ORDER FOR SUPPLIES OR SERVICES

PAGE 1 OF 17

1. CONTRACT/PURCH. ORDER/ AGREEMENT NO.	2. DELIVERY ORDER/ CALL NO.	3. DATE OF ORDER/CALL (YYYYMMMDD)	4. REQ./ PURCH. REQUEST NO.	5. PRIORITY
N00244-13-P-0707		2013 Aug 13	N6921813RC10080	09

6. ISSUED BY CODE N00244
NAVSUP FLC SAN DIEGO
REGIONAL CONTRACTS (CODE 200)
800 SEAL BEACH BLVD
BUILDING 239
SEAL BEACH CA 90740-5000

7. ADMINISTERED BY *(if other than 6)* CODE
SEE ITEM 6

8. DELIVERY FOB
[X] DESTINATION
[ ] OTHER
(See Schedule if other)

9. CONTRACTOR CODE 6GG55 FACILITY
NAME AND ADDRESS
IDEAL POWER CONVERTERS, INC.
PAUL BUNDSCHUH
5004 BEE CREEK RD STE 600
SPICEWOOD TX 78669-6866

10. DELIVER TO FOB POINT BY (Date) (YYYYMMMDD)
SEE SCHEDULE

11. MARK IF BUSINESS IS
[ ] SMALL
[ ] SMALL DISADVANTAGED
[ ] WOMEN-OWNED

12. DISCOUNT TERMS

13. MAIL INVOICES TO THE ADDRESS IN BLOCK
SEE SCHEDULE

14. SHIP TO CODE
SEE SCHEDULE

15. PAYMENT WILL BE MADE BY CODE N68732
DFAS CLEVELAND
1240 EAST 9TH STREET
CLEVELAND OH 44199-2001

MARK ALL PACKAGES AND PAPERS WITH IDENTIFICATION NUMBERS IN BLOCKS 1 AND 2.

16. TYPE OF ORDER

DELIVERY/ CALL		This delivery order/call is issued on another Government agency or in accordance with and subject to terms and conditions of above numbered contract.
PURCHASE	X	Reference your quote dated Furnish the following on terms specified herein. REF:

ACCEPTANCE. THE CONTRACTOR HEREBY ACCEPTS THE OFFER REPRESENTED BY THE NUMBERED PURCHASE ORDER AS IT MAY PREVIOUSLY HAVE BEEN OR IS NOW MODIFIED, SUBJECT TO ALL OF THE TERMS AND CONDITIONS SET FORTH, AND AGREES TO PERFORM THE SAME.

NAME OF CONTRACTOR | SIGNATURE | TYPED NAME AND TITLE | DATE SIGNED (YYYYMMMDD)

[ ] If this box is marked, supplier must sign Acceptance and return the following number of copies:

17. ACCOUNTING AND APPROPRIATION DATA/ LOCAL USE
See Schedule

18. ITEM NO.	19. SCHEDULE OF SUPPLIES/ SERVICES	20. QUANTITY ORDERED/ ACCEPTED*	21. UNIT	22. UNIT PRICE	23. AMOUNT
	SEE SCHEDULE				

* *If quantity accepted by the Government is same as quantity ordered, indicate by X. If different, enter actual quantity accepted below quantity ordered and encircle.*

24. UNITED STATES OF AMERICA
TEL: 562-626-7384
EMAIL: caron.rigali@navy.mil
BY: Caron L. Rigali
CONTRACTING / ORDERING OFFICER

25. TOTAL $116,500.00
26. DIFFERENCES

27a. QUANTITY IN COLUMN 20 HAS BEEN
[ ] INSPECTED [ ] RECEIVED [ ] ACCEPTED, AND CONFORMS TO THE CONTRACT EXCEPT AS NOTED

b. SIGNATURE OF AUTHORIZED GOVERNMENT REPRESENTATIVE | c. DATE (YYYYMMMDD) | d. PRINTED NAME AND TITLE OF AUTHORIZED GOVERNMENT REPRESENTATIVE

e. MAILING ADDRESS OF AUTHORIZED GOVERNMENT REPRESENTATIVE | 28. SHIP NO. | 29. DO VOUCHER NO. | 30. INITIALS

[ ] PARTIAL
[ ] FINAL

f. TELEPHONE NUMBER | g. E-MAIL ADDRESS | 32. PAID BY | 33. AMOUNT VERIFIED CORRECT FOR

36. I certify this account is correct and proper for payment.
a. DATE (YYYYMMMDD) | b. SIGNATURE AND TITLE OF CERTIFYING OFFICER

31. PAYMENT
[ ] COMPLETE
[ ] PARTIAL
[ ] FINAL

34. CHECK NUMBER

35. BILL OF LADING NO.

37. RECEIVED AT	38. RECEIVED BY	39. DATE RECEIVED (YYYYMMMDD)	40. TOTAL CONTAINERS	41. S/R ACCOUNT NO.	42. S/R VOUCHER NO.

DD Form 1155, DEC 2001 PREVIOUS EDITION IS OBSOLETE.

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Section C - Descriptions and Specifications

STATEMENT OF WORK

STATEMENT OF WORK
Reliability calculations and testing for IPC's 30kW Universal Power Converter Platform™

1.0 SCOPE

Ideal Power Converters (IPC) offers a unique transformerless power converter hardware that is lighter and more efficient than current PV inverters on the market. IPC's 30kW Universal Power Converter Platform™ uses a patented circuit topology that has the potential to lower the cost of PV inverters. NAVFAC Engineering Expeditionary Warfare Center has purchase two IPC Converters for PV Inverter and DC battery charging applications respectively for field evaluation. EXWC would also like to evaluate the reliability of this new power electronics architecture through laboratory accelerated life testing.

A series of tests and calculations are requested to be performed to gather reliability data. Testing will be accomplished on the IPC-30kW-480 PV converter. As part of this contract, four IPC converters will be supplied by the contractor for testing. The contractor will supply support personnel time, engineer travel cost, and repair materials for the IPC converters under test as required, to complete these efforts.

The scope of this proposal is comprehensive, including the following aspects, each described in additional detail in the following pages:

1) Field history data for the product or similar earlier generation products
2) Mean Time Between Failure (MTBF) calculations
3) Failure modes and effects analysis (FMEA)
4) Review Design drawings, product specs and prior failure analysis with corrective actions taken
5) Design Verification Test (DVT) HALT, HASS, accelerated aging, temperature cycling, humidity cycling, and corrosive environment tests
6) Derating/Stress Analysis
7) Warranty Analysis
8) End of Life Design Analysis

2.0 TECHNICAL REQUIREMENTS

Testing will be divided into 8 tasks as detailed below. A report will be provided to EXWC for each task.

Task 1: Field History Data Analysis- Multiple IPV30kW-480 inverters have been operating in the field. This field data should assist in reliability modeling.

Tasks: Analyze/plot the data using Weibull software to determine an accurate reliability figure based upon field experience.
Value: Analyzes the expected product life based upon accumulated operational time, taking into account the mean time to failure for any failures.
Deliverables: Reliability analysis and reliability statement in a report format.

Task 2: MTBF Calculation - An MTBF Calculation estimates a product's reliability to satisfy customer requirements and diagnoses weak points in the design.

Basic Analysis
Tasks: This analysis estimates a product's overall reliability using industry standard failure rates for each component. The prediction is to be based upon Telcordia (Bellcore) SR-332, Issue 3 Mean (50% UCL) and 90% UCL failure

N00244-13-P-0707

Page 8 of 17

rates using component supplier information where available. The influence of additional factors on each component (quality, temperature, electrical stress, etc.) will be included.

The latest issue of Telcordia SR-332 Issue 3supports the calculation of MTBF at various Upper Confidence Levels (UPL) using MEAN failure rate values and the respective standard deviations. By calculating these standard deviations for each failure rate number it is easier to determine the confidence of each number relative to all the other FIT numbers. The standard deviation is a reflection of the strength of the data supporting the mean failure rate estimate. A smaller standard deviation proportional to the mean indicates a more accurate estimate.

Value: This analysis produces an overall reliability estimate, typically for a product early in the life cycle. It is helpful to indicate which components dominate the MTBF calculation.

Assumptions: Temperature and electrical stress shall be factored into this calculation given the following:
1) Three ambient temperatures
2) Temperatures for specific components that deviate significantly from a nominal thermal rise (15C above ambient)
3) Manufacturing screening parameters so that we can calculate the early life reliability.

Deliverables: Report which includes detailed spreadsheet showing failure rate of each component, standard deviations, and the source of the data and a summary spreadsheet showing failure rate of entire assembly/system. Report also includes recommendations on where you can make reliability improvements.

The report includes a "Service-Affecting" Analysis which discounts failures which do not affect system performance.

Task 3: FMEA - Complete Failure Modes and Effects Analysis (FMEA), an inductive failure analysis of failure modes within a system for classification by the severity and likelihood of the failures.

Task 4: Third party design document / test record analysis- A third party design analysis is helpful to determine expected reliability based upon factors such as design margin and fault tolerant design.

Task 5: HASS / HALT testing Stress testing to include vibration and inverter operation under conditions (typically temperature, voltage, and current) which incrementally exceed the product specifications. The combined intentionally destructive effects empirically elicit the portions of the inverter most likely to fail under these abnormal conditions. Analysis of the failure mechanism may lead to a better understanding of the environmental sensitivity of the design and improvements in the product.

Task 6: Third Party Stress/Derating Analysis - A stress/derating analysis considering the applied stresses compared to recommended stresses to calculate the effects on the failure rates.

Tasks: Evaluate and calculate the electrical stresses on each component using schematics and additional product documentation. The analysis also considers derating guidelines. The Stress Analysis addresses the key operational inverter components.
Value: Stress Analysis produces a more accurate estimate than a Parts Count Analysis with default values. With the thermal data included, this analysis is key to identifying potential issues, especially those related to thermal management.

Deliverables: Detailed spreadsheet showing the electrical analysis of each component. This will be used as input to the Phase 2 MTBF Prediction to make more accurate.

Task 7: Lifetime Warranty Failure Analysis- Performing a Warranty Analysis is essential to determine the warranty exposure for the product. It is a monetized measure of the product reliability, helpful to quantify the total cost of ownership for the inverter.

N00244-13-P-0707

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Section I - Contract Clauses

CLAUSES INCORPORATED BY FULL TEXT

52.252-2 CLAUSES INCORPORATED BY REFERENCE (FEB 1998)

This contract incorporates one or more clauses by reference, with the same force and effect as if they were given in full text. Upon request, the Contracting Officer will make their full text available. Also, the full text of a clause may be accessed electronically at this/these address(es):

FAR Clauses: http://acquisition.gov/comp/far/
DFARS Clauses: http://www.acq.osd.mil/dpap/dars/dfars/

(End of clause)

CLAUSES INCORPORATED BY REFERENCE

52.212-4	Contract Terms and Conditions--Commercial Items	FEB 2012

CLAUSES INCORPORATED BY FULL TEXT

ADDENDUM

The following clauses are hereby incorporated by reference or full text as appropriate.

CLAUSES INCORPORATED BY REFERENCE

52.204-10	Reporting Executive Compensation and First-Tier Subcontract Awards	AUG 2012
52.219-28	Post-Award Small Business Program Rerepresentation	APR 2012
52.223-18	Encouraging Contractor Policies To Ban Text Messaging While Driving	AUG 2011
52.247-34	F.O.B. Destination	NOV 1991
252.204-7004 Alt A	System for Award Management Alt A	MAY 2013

CLAUSES INCORPORATED BY FULL TEXT

52.212-5 CONTRACT TERMS AND CONDITIONS REQUIRED TO IMPLEMENT STATUTES OR EXECUTIVE ORDERS--COMMERCIAL ITEMS (NOV 2012) (DEVIATION)

(a) Comptroller General Examination of Record. The Contractor shall comply with the provisions of this paragraph (a) if this contract was awarded using other than sealed bid, is in excess of the simplified acquisition threshold, and does not contain the clause at 52.215-2, Audit and Records-Negotiation.

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(11) ____ 252.225-7016, Restriction on Acquisition of Ball and Roller Bearings (JUN 2011) (Section 8065 of Pub. L. 107-117 and the same restriction in subsequent DoD appropriations acts).

12) ____ 252.225-7017, Photovoltaic Devices (DEC 2012) (Section 846 of Pub. L. 111-383).

13)(i) ____ 252.225-7021, Trade Agreements (DEC 2012) (19 U.S.C. 2501-2518 and 19 U.S.C. 3301 note).

(ii) ____ Alternate I (OCT 2011) of 252.225-7021.

(iii) ____ Alternate II (OCT 2011) of 252.225-7021.

(14) ____ 252.225-7027, Restriction on Contingent Fees for Foreign Military Sales (APR 2003) (22 U.S.C. 2779).

(15) ____ 252.225-7028, Exclusionary Policies and Practices of Foreign Governments (APR 2003) (22 U.S.C. 2755).

(16)(i) X 252.225-7036, Buy American Act—Free Trade Agreements—Balance of Payments Program (DEC 2012) (41 U.S.C. chapter 83 and 19 U.S.C. 3301 note).

(ii) ____ Alternate I (JUN 2012) of 252.225-7036.

(iii) ____ Alternate II (NOV 2012) of 252.225-7036.

(iv) ____ Alternate III (JUN 2012) of 252.225-7036.

(v) ____ Alternate IV (NOV 2012) of 252.225-7036.

(vi) ____Alternate V (NOV 2012) of 252.225-7036.

(17) ____ 252.225-7038, Restriction on Acquisition of Air Circuit Breakers (JUN 2005) (10 U.S.C. 2534(a)(3)).

(18) ____ 252.225-7039, Contractors Performing Private Security Functions (JUN 2012) (Section 862 of Pub. L. 110-181, as amended by section 853 of Pub. L. 110-417 and sections 831 and 832 of Pub. L. 111-383).

(19) ____ 252.226-7001, Utilization of Indian Organizations, Indian-Owned Economic Enterprises, and Native Hawaiian Small Business Concerns (SEP 2004) (Section 8021 of Pub. L. 107-248 and similar sections in subsequent DoD appropriations acts).

(20) ____ 252.227-7013, Rights in Technical Data--Noncommercial Items (FEB 2012), if applicable (see 227.7103-6(a)).

(21) ____ 252.227-7015, Technical Data—Commercial Items (DEC 2011) (10 U.S.C. 2320).

(22) ____ 252.227-7037, Validation of Restrictive Markings on Technical Data (JUN 2012), if applicable (see 227.7102-4(c))(10 U.S.C. 2321).

(23) X 252.232-7003, Electronic Submission of Payment Requests and Receiving Reports (MAR 2008) (10 U.S.C. 2227).

(24) ____ 252.237-7010, Prohibition on Interrogation of Detainees by Contractor Personnel (NOV 2010) (Section 1038 of Pub. L. 111-84)

(25) ____ 252.237-7019, Training for Contractor Personnel Interacting with Detainees (SEP 2006) (Section 1092 of Pub. L. 108-375).

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(26) ____ 252.243-7002, Requests for Equitable Adjustment (DEC 2012) (10 U.S.C. 2410).

(27) ____ 252.246-7004, Safety of Facilities, Infrastructure, and Equipment For Military Operations (OCT 2010) (Section 807 of Pub. L. 111-84).

(28) ____ 252.247-7003, Pass-Through of Motor Carrier Fuel Surcharge Adjustment to the Cost Bearer (SEP 2010) (Section 884 of Pub. L. 110-417).

(29)(i) X 252.247-7023, Transportation of Supplies by Sea (MAY 2002) (10 U.S.C. 2631).

(ii) ____ Alternate I (MAR 2000) of 252.247-7023.

(iii) ____ Alternate II (MAR 2000) of 252.247-7023.

(iv) ____ Alternate III (MAY 2002) of 252.247-7023.

(30) ____ 252.247-7024, Notification of Transportation of Supplies by Sea (MAR (2000) (10 U.S.C. 2631).

(31) ____ 252.247-7027, Riding Gang Member Requirements (OCT 2011) (Section 3504 of Pub. L. 110-417).

c) In addition to the clauses listed in paragraph (e) of the Contract Terms and Conditions Required to Implement Statutes or Executive Orders--Commercial Items clause of this contract (FAR 52.212-5), the Contractor shall include the terms of the following clauses, if applicable, in subcontracts for commercial items or commercial components, awarded at any tier under this contract:

(1) 252.225-7039, Contractors Performing Private Security Functions (JUN 2012) (Section 862 of Pub. L. 110-181, as amended by section 853 of Pub. L. 110-417 and sections 831 and 832 of Pub. L. 111-383).

2) 252.227-7013, Rights in Technical Data--Noncommercial Items (FEB 2012), if applicable (see 227.7103-6(a)).

(3) 252.227-7015, Technical Data--Commercial Items (DEC 2011), if applicable (see 227.7102-4(a)).

(4) 252.227-7037, Validation of Restrictive Markings on Technical Data (JUN 2012), if applicable (see 227.7102-4(c)).

(5) 252.237-7010, Prohibition on Interrogation of Detainees by Contractor Personnel (NOV 2010) (Section 1038 of Pub. L. 111-84).

(6) 252.237-7019, Training for Contractor Personnel Interacting with Detainees (SEP 2006) (Section 1092 of Pub. L. 108-375).

(7) 252.247-7003, Pass-Through of Motor Carrier Fuel Surcharge Adjustment to the Cost Bearer (SEP 2010) (Section 884 of Pub. L. 110-417).

(8) 252.247-7023, Transportation of Supplies by Sea (MAY 2002) (10 U.S.C. 2631).

(9) 252.247-7024, Notification of Transportation of Supplies by Sea (MAR 2000) (10 U.S.C. 2631).

(End of clause)

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252.232-7006 WIDE AREA WORKFLOW PAYMENT INSTRUCTIONS (MAY 2013)

(a) Definitions. As used in this clause—

Department of Defense Activity Address Code (DoDAAC) is a six position code that uniquely identifies a unit, activity, or organization.

Document type means the type of payment request or receiving report available for creation in Wide Area WorkFlow (WAWF).

Local processing office (LPO) is the office responsible for payment certification when payment certification is done external to the entitlement system.

(b) Electronic invoicing. The WAWF system is the method to electronically process vendor payment requests and receiving reports, as authorized by DFARS 252.232-7003, Electronic Submission of Payment Requests and Receiving Reports.

(c) WAWF access. To access WAWF, the Contractor shall—

(1) Have a designated electronic business point of contact in the System for Award Management at https://www.acquisition.gov; and

(2) Be registered to use WAWF at https://wawf.eb.mil/ following the step-by-step procedures for self-registration available at this web site.

(d) WAWF training. The Contractor should follow the training instructions of the WAWF Web-Based Training Course and use the Practice Training Site before submitting payment requests through WAWF. Both can be accessed by selecting the "Web Based Training" link on the WAWF home page at https://wawf.eb.mil/

(e) WAWF methods of document submission. Document submissions may be via web entry, Electronic Data Interchange, or File Transfer Protocol.

(f) WAWF payment instructions. The Contractor must use the following information when submitting payment requests and receiving reports in WAWF for this contract/order:

(1) Document type. The Contractor shall use the following document type(s).

__COMBO____

Note: If a "Combo" document type is identified but not supportable by the Contractor's business systems, an "Invoice" (stand-alone) and "Receiving Report" (stand-alone) document type may be used instead.)

(2) Inspection/acceptance location. The Contractor shall select the following inspection/acceptance location(s) in WAWF, as specified by the contracting officer.

_____Not Applicable_________

(3) Document routing. The Contractor shall use the information in the Routing Data Table below only to fill in applicable fields in WAWF when creating payment requests and receiving reports in the system.